Exhibit 99.1

ANNUAL

INFORMATION

FORM

FOR THE YEAR ENDED

DECEMBER 31, 2022

DATED MARCH 30, 2023

TABLE OF CONTENTS

I

PRELIMINARY NOTES

Date of Information

The information in this Annual Information Form (“AIF”) is presented as of December 31, 2022 unless specified otherwise.

Reporting Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Issuer’s quarterly and annual financial statements are presented in Canadian dollars.

Units of Measure

In this AIF a combination of Imperial and metric measures are used with respect to the Issuer’s mineral properties. Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare (h)	0.4047 hectares	1 acre
3.28 feet	1 meter (m)	0.3048 meters	1 foot
0.62 miles	1 kilometer (km)	1.609 kilometers	1 mile
0.032 ounces (troy) (oz)	1 gram (g)	31.1035 grams	1 ounce (troy)
1.102 tons (short)	1 tonne (t)	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne (g/t)	34.28 grams/tonne	1 ounce (troy/ton)

Abbreviations of unit measures are used in this AIF in addition to those in brackets in the table above as follows:

Bt - Billion tonnes	Ga – Giga-annum	kWh - Kilowatt hours	Mlb - Million pounds
Mm³ - Million cubic meters	Moz - Million ounces	m/s - Meters per second	Mt - Million tonnes
MWh - Megawatt hours	ppm - Parts per million	tpd – tonnes per day	W/m²- Watt per square meter

See “Glossary of Technical Terms” for a description of some important technical terms used in this AIF.

Cautionary Note to United States Investors Regarding Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Mineral resource estimates included in this AIF and in any document incorporated by reference herein or therein have been prepared in accordance with, and use terms that comply with, the reporting standards in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Issuer uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standard”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).

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The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system (“MJDS”), the Issuer is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. However, if the Issuer either ceases to be a “foreign private issuer” or ceases to be entitled to file reports under the MJDS, then the Issuer will be required to provide disclosure on its mineral properties under the SEC Modernization Rules.

Accordingly, United States investors are cautioned that the disclosure the Issuer provides on its mineral properties in this AIF and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Issuer would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definition Standards.

United States investors are cautioned that while the above terms are substantially similar to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Issuer may report as “proven reserves,” “probable reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Issuer prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources,” investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this AIF and the portions of documents incorporated by reference herein contain descriptions of the Issuer’s mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with U.S. federal securities laws and the rules and regulations thereunder.

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Seabridge Gold Inc.

ANNUAL INFORMATION FORM

ITEM 1:	CORPORATE STRUCTURE

Incorporation of the Issuer

Seabridge Gold Inc. (the “Issuer” or “Seabridge”) was incorporated under the Company Act (British Columbia) on September 14, 1979 under the name of Chopper Mines Ltd., which was subsequently changed to Dragoon Resources Ltd. on November 9, 1984, and then changed again to Seabridge Resources Inc. on May 20, 1998. On June 20, 2002, the Issuer changed its name to “Seabridge Gold Inc.” and on October 31, 2002, the Issuer was continued under the Canada Business Corporations Act.

The Issuer’s corporate offices are located at 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1. The Issuer’s telephone number is (416) 367-9292. The Issuer’s Shares are currently listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and on the New York Stock Exchange (the “NYSE”) under the symbol “SA”. The Issuer’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.

Intercorporate Relationships

The Issuer presently has twelve wholly-owned subsidiaries: KSM Mining ULC, Seabridge Gold (KSM) Inc., SnipGold Corp., Hattrick Resources Corp. (“Hattrick”) and Tuksi Mining & Development Company Ltd. (“Tuksi”), each companies incorporated under the laws of British Columbia, Canada; Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold (Yukon) Inc., a company incorporated under the laws of Yukon; Seabridge Gold Corporation, Pacific Intermountain Gold, Corporation, 5555 Gold Inc. and 5555 Silver Inc., each Nevada Corporations; and Snowstorm Exploration LLC, a Delaware limited liability corporation. The following diagram illustrates the inter-corporate relationship between the Issuer, its active subsidiaries and its projects as of December 31, 2022.

Notes:
1.	Certain of the Issuer’s subsidiaries have been omitted from the chart as they own no property and are inactive.
2.	SnipGold, through Hattrick, owns 95% of 12 of the claims covering an area of approximately 4,339 ha. The Bronson Slope and Quartz Rise areas of the Iskut Project are 100% owned by SnipGold. Exploration work planned for 2023 at Snip North is principally on claims owned 100% by SnipGold, but a portion of such exploration work may occur on claims in which SnipGold’s ownership interest is 95%.
3.	The Issuer has entered into an option agreement under which a 100% interest in the Quartz Mountain Project may be acquired by a third party.

ITEM 2:	GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Since 1999, Seabridge has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold. The Issuer’s strategy to achieve this goal is to optimize gold ownership per Common share by increasing gold resources more rapidly than shares outstanding. This ratio of gold ownership per Common share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that Seabridge’s strategic focus would be on acquiring, exploring and advancing gold deposits. Seabridge determined it would not build or operate mines, but that it would look to partner or sell assets that were advancing toward production. In the Issuer’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources. Seabridge also decided it would prioritize exploration projects with known gold deposits with exploration upside to reduce risk in terms of trying to achieve a growing ratio of gold ownership per Common share. The Issuer therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the order set forth below and in response to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) advancing its deposits towards a construction decision by defining the economic parameters of the deposits through engineering studies, upgrading mineral resources to reserves, securing permits for undertaking mining operations and building relationships with local communities and indigenous groups. The Issuer believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold ownership per Common share. The Issuer continues to follow this strategy today.

From 1999 to 2002, Seabridge acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories). Previous owners had spent an estimated US$300 million exploring and developing these deposits.

By 2002, with the gold price on the rise, the Issuer believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. Seabridge’s strategy entered its second phase, which was to expand the Issuer’s resource base by carefully targeted exploration.

By 2008, the gold price had risen sufficiently to make Seabridge think that a number of its projects might be economic. In response, Seabridge began work on the third phase of its strategy: defining the economics of its projects through engineering studies, upgrading resources to reserves, securing permits and building support for its projects in local communities. This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Issuer’s most important asset. Work was also undertaken to advance the Issuer’s Courageous Lake Project. As it advanced its core KSM and Courageous Lake Projects, it also optioned and sold its non-core projects, including the Noche Buena, Red Mountain, Grassy Mountain, Quartz Mountain and Castle Blackrock Projects and used the proceeds to explore and advance its core Projects as part of its strategy for minimizing shareholder dilution. The Issuer has also continued exploration of the Projects and significantly expanded their mineral resources.

The price of gold hit a peak in 2012 and then declined for several years. When the Issuer believed it had declined sufficiently to make property acquisition attractive once again, it entered into another phase of property acquisition with the purchase of the Iskut Project in 2016, the Snowstorm Project in 2017, the Goldstorm Project in 2019, the 3 Aces Project in 2020 and the East Mitchell (formerly Snowfield) property in 2020. It remains interested in additional acquisitions when it sees properties with potential that is meaningful to the size of the Issuer and at an appealing price. In the course of searching for new properties, the Issuer has accepted that reasonably priced properties that satisfied its size objective may have limited, or no, mineral resources.

Even after it moved to the third phase, the Issuer has continued exploring the KSM and Courageous Lake Projects in conjunction with advancing them. These efforts have resulted in the significant expansion of its existing Kerr and Iron Cap deposits at KSM and the discovery of additional mineralized zones at Courageous Lake. Its exploration programs proved highly successful, with measured and indicated gold resources now totaling 100.1 million ounces with an additional 70.5 million ounces of gold in the inferred resource category (see Mineral Resources Table on page 12) against a backdrop of only 81.6 million shares outstanding. With the KSM mineral resource sufficiently large to provide decades of production, the Issuer has now shifted its exploration activities to its Iskut, 3 Aces and Snowstorm Projects.

For the last 12 years, most of the Issuer’s activities have focused on expanding the mineral resource at and advancing its KSM Project, which at this point is by far the Issuer’s most significant asset. The Issuer has completed a succession of prefeasibility studies of its KSM Project in June, 2012, November, 2016, November 2020 and August 2022, each incorporating the most recent resource estimates at KSM and presenting improvements to the KSM Project design and economics. As a result of its search for higher grade core zones at the KSM Project from 2013 to 2020, the Issuer has broadened the Project’s economic profile. Before finding the higher grade mineralized zones below the Kerr deposit and the Iron Cap deposit, KSM was a gold project with a robust copper credit that would appeal primarily to gold miners as prospective partners. Now, KSM has a much stronger copper profile which opens up the potential for a joint venture with a large base metal producer. The Issuer’s acquisition of the East Mitchell property, which lies adjacent to the Mitchell deposit at KSM, has improved the KSM Project’s economic projections and provides the possibility of many years of open pit production before it is necessary to build block caves for the Iron Cap and Kerr deposits.

The Issuer submitted its Environmental Impact Statement/Environmental Assessment Application (the “EA Application and EIS”) for its KSM Project in the first quarter of 2013, it was accepted for formal review by British Columbia in August, 2013 and it was approved by both the federal and provincial authorities in 2014. In conjunction with advancing the EA Application and EIS, the Issuer worked to build its relationships with the Nisga’a Nation, the Tahltan Nation and other indigenous groups, including pursuing impacts and benefits agreements. In June, 2014, the Issuer and the Nisga’a Nation entered into a Benefits Agreement. In September, 2013, the Gitxsan Treaty Society, representing the Gitxsan Hereditary Chiefs, delivered a letter to regulators expressing its support of Seabridge Gold’s KSM Project. In June, 2014, the Issuer entered into an environmental agreement with the Gitanyow Hereditary Chiefs Office and the wilps represented by Gitanyow Hereditary Chiefs Office. In addition, in 2019, the Issuer entered into an impacts and benefits agreement with the Tahltan Nation.

In September, 2014, the Issuer received early-stage construction permits for its KSM Project from the Province of British Columbia. The permits issued include: (1) authority to construct and use roadways along Coulter Creek and Treaty Creek; (2) rights-of-way for the proposed Mitchell-Treaty tunnels connecting project facilities; (3) permits for constructing and operating numerous camps required to support constructions activities; and (4) permits authorizing early-stage construction activities at the mine site and tailings management facility.

In order to put the KSM Project on course for achieving a “substantially started” designation (needed by July, 2026 to avoid expiry of the KSM Project’s Provincial environmental assessment certificate (the “EAC”)), the Issuer commenced early construction activities at KSM in 2021. The focus of this work is on establishing site access and camps, building compensating fish habitat and site access to hydro power, all of which will also reduce construction timelines and Project risk. By the end of 2022 the Issuer had constructed the first 17 km of the Treaty Creek Access Road (“TCAR”), including the Bell-Irving River bridge, the first 3.2 km of the Coulter Creek Access Road, a 99 person permanent camp near the beginning of the TCAR and cleared and graded the camp site (Camp 9) in the Mitchell valley. In addition, the earthworks at the Glacier Creek Fish Habitat offsetting ponds were largely completed and British Columbia Hydro and Power Authority’s (“BC Hydro”) construction started on the Treaty Creek Terminal required to enable the powerline for the KSM Project to draw power from the Northwest Transmission Line.

Seabridge intends to seek a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Issuer. At KSM, it is continuing its early construction activities on roads, camps and power and collecting data to support work on a feasibility study. It is also working on an updated prefeasibility study (“PFS”) for its Courageous Lake Project, to focus on presenting a smaller, higher grade and more profitable mining scenario. Realizing value for the Issuer’s shareholders depends on the potential financial return for a prospective purchaser or partner, success in addressing regulatory issues and indigenous peoples’ concerns, market conditions and gold and copper prices. The timing of a joint venture, partnership or sales agreements, if any, cannot be determined.

The continuing success of the Issuer is dependent on (1) the ability to continue to raise capital as needed, (2) strength in the price of gold and copper, (3) retention of the social license to operate its projects, (4) exploration success on projects, and/or (5) advancement of its projects through optimization work, success in regulatory reviews and in obtaining and retaining permits.

Three Year History

In 2020 and 2021, the Issuer continued to advance its KSM Project and further exploration at its other projects, but the scale of work programs at the KSM site was reduced on account of the COVID-19 pandemic and related restrictions and the pace of advancement has slowed, in part due to a slowdown in permitting timelines. All of the Issuer’s active projects are located in remote areas of northern Canada, except for its Snowstorm Project and nearby Goldstorm Project in Nevada. Canadian provinces and territories adopted restrictive operating regulations for exploration camps to address COVID-19 concerns and travel restrictions not only upon entering Canada but also certain internal travel restrictions and bans on entering certain provinces or territories. Indigenous communities were particularly vulnerable to COVID-19 risks for various reasons, including housing shortages resulting in close living conditions as well as the absence of close access to the healthcare facilities needed to treat more serious COVID-19 illness. Accordingly, the Issuer was very careful in how it conducted its programs with the goal of not permitting any spread of COVID-19 at its operations, and this goal was achieved in both years.

The Issuer completed a geotechnical drill program at its KSM project in 2020 along the proposed Mitchell-Treaty tunnels (the “MTT”) route to confirm rock composition. The other work on the KSM Project in 2020 involved advancing towards commencement of building onsite infrastructure to facilitate data collection for a feasibility study in anticipation of securing a partner for the Project.

In addition, 6,121 m of drilling was completed in 26 holes within the proposed Sulphurets pit limits at the margins of the deposit. Of the 26 holes drilled, 24 intersected over 1.0 g/t gold material in areas not previously captured in the deposit resource model at the time.

At its Iskut Project in 2020, the Issuer completed almost 9,000 m of drilling in 11 holes in the Quartz Rise area. Drilling found intervals of higher grade copper mineralization (e.g. 0.62% copper over 31.8 m) and longer intervals of lower grade copper/gold. The results were consistent with encountering the outer portions of the alteration halo from a large porphyry system. The results continue to be analysed to plan programs with the objective of vectoring towards the potential heart of the system. Work on the reclamation and closure of the Johnny Mountain Mine was scaled back for 2020 due to COVID-19 related limitations on housing work crews, with work being limited to collection of data and completion of studies.

In May, 2020, the Issuer acquired the 3 Aces Project, a district scale, orogenic-gold project covering approximately 350 km² and located in a readily accessible part of southeastern Yukon. The target concept for this project is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Murentau in Uzbekistan and Obuasi in Ghana. Historical work has identified a broad area of gold-in-soil extending more than 20 km along strike and recent drilling in the Central Core Area has progressed to a point where, with additional exploration drilling, the property could potentially advance to an initial resource with exceptional grade. The Issuer’s work in 2020 on the 3 Aces Project involved assembling the historic data into a 3-dimensional model and identifying targets to drill in 2021.

In August, 2020, the Issuer commenced a drill program at its Snowstorm Project to follow-up on the permissive stratigraphic host rocks identified in its 2019 program. The program targeted the intersection of these host rocks by fault structures that may have transported gold-bearing solutions. The program encountered some challenges with drilling conditions and progress was slow, however the program was completed in the first quarter of 2021 after drilling a total of 4,495 m. In April, 2021, the Issuer reported that its drilling had encountered a gold-bearing system hosted within similar rocks and structural setting as the Turquoise Ridge Mine and would be evaluating how to use the results to find higher concentrations of gold.

In December of 2020, the Issuer completed the acquisition of the East Mitchell Property, which lies immediately to the east of its Mitchell deposit at its KSM project. The East Mitchell Property hosts a large gold resource and enables new development opportunities for the KSM Project. The Issuer acquired the East Mitchell Property in the belief that the 1.37 billion tonne measured and indicated resource on it could be integrated into the KSM Project and would significantly increase the KSM Project’s proven and probable reserves. In addition, the resource is near the surface, which makes it amenable to open pit mining and provides an opportunity to defer the more capital-intensive block cave mining considered for the Iron Cap and Kerr deposits with resulting improvements to the KSM Project’s net present value and internal rate of return.

At the KSM Project, the work for 2021 involved:

●	advancing development of the Project on site-capture construction to maintain the Project on course for achieving “substantially started” before expiry of its EAC;

●	completing data collection in respect of the East Mitchell Property and commencing work on a study of the integration of the East Mitchell Property into the KSM Project;

●	continuing work to meet the Issuer’s obligation under the EAC and collect additional data required for a feasibility study on the KSM Project;

●	working with the BC government to secure a further extension to the EA Certificate due to the impacts of the COVID-19 pandemic.

The Issuer drilled 3,484 m on the East Mitchell Property in 2021.

Work towards achieving the “substantially started” designation included building construction camps at the beginning of the Coulter Creek Access Road (the “CCAR”) (Camp 3), beside Highway 37 (Hodder Camp), near the beginning of the Treaty Creek access Road, preparing the site for construction of its camp facilities in the Mitchell Valley (Camp 9), starting an initial segment of the CCAR and beginning construction of the Glacier Creek fish habitat offsetting program.

In November, 2021, the Issuer received a two-year extension to its EAC in recognition of the impact the COVID-19 measures it adopted in 2020 and 2021 for the protection of the people and communities of northwestern BC had on its schedule for completing work to achieve the “substantially started” designation. The deadline for achieving “substantially started” is now July 29, 2026. In addition, the Issuer was issued authorizations from the Department of Fisheries and Oceans for the Glacier, Taft and Treaty Creek fish habitat offsetting programs.

In connection with its commencement of these early construction activities at KSM the Issuer has increased its personnel. It is building a construction management team, expanding its environmental/permitting team and brought in human resources professionals. Over the course of 2021, the Issuer grew from 7 officers and 28 employees to 10 officers and 41 employees.

In April, 2021, the Issuer announced that it had sold its residual interests in the Red Mountain Project for US$18 million. The interests sold were the right to a $1.5 million payment due upon achievement of commercial production and a gold stream interest entitling it to purchase, at US$1,000/oz, 10% of annual gold production up to a maximum of 50,000 ounces.

At the Iskut Project, the Issuer’s 2021 program focused on the corridor of porphyritic intrusive rock endowed with gold and copper identified in 2020 drilling and started with a magnetotelluric survey. Drilling began in August on the target emerging from its analysis of collected data which points to a coherent zone for the gold-copper porphyry source below the Quartz Rise Lithocap. The regional geophysical surveys of the property show a distinct structural feature that connects Quartz Rise, Bronson Slope and Snip North. All the prospective intrusions fall along this regional trend and each surveyed intrusion on this trend has a coherent resistivity anomaly at depth like those recognized at KSM. The Issuer also continued its reclamation work at the old Johnny Mountain Mine site on its Iskut Project.

The 2021 exploration program at 3 Aces commenced with line cutting to support a geophysical survey. A CSAMT geophysical program was also completed. This work was designed to allow the Issuer to build a 3-D earth image to integrate with historical drilling. The aim of this initial work is to expand high-grade gold targets previously identified and detect new targets for initial drill testing. Drill testing was planned for later in the year but permitting delays resulted in the Issuer not being able to start its planned drill program.

The 2021 exploration program at Snowstorm commenced in August, 2021 and followed-up on the gold bearing structures identified in 2020 and was designed to off-set these previous intersections toward a structure with a topographic expression which is projected into the Paleozoic section using magnetotelluric (MT) geophysical readings. The surface expression of this structure has produced a significant arsenic in soil anomaly. The program was completed by April, 2022.

In December, 2021, the Issuer also filed its first comprehensive Sustainability Report detailing the Issuer’s approach and progress towards integrating sustainability into its business. The report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board (SASB) Metals and Mining Industry Standards and the Global Reporting Initiative (GRI) Standards, as well as other metrics developed for its purposes. The Sustainability Report is posted on the Issuer’s website.

The results of 2021 drilling at the East Mitchell deposit have confirmed the geological model and block grades and that the East Mitchell deposit is the sheared-off upper Mitchell deposit. This confirmation permits a better understanding of the vertical zonation of metals and hydrothermal alteration in the nearly 3 km vertical Mitchell/East Mitchell gold-copper-porphyry system. In April, 2022, Seabridge reported updated resource estimates for its KSM Project incorporating the results of the drilling at East Mitchell in 2021 and integrating the East Mitchell deposit into the KSM Project (see “Description of the Issuer’s Business – KSM Project - The Current KSM PFS and PEA – Mineral Resources”.

In early March, 2022, the Issuer announced it had entered into a Facilities Agreement with BC Hydro covering the design and construction of BC Hydro’s Treaty Creek Transfer Station (“TCT”) by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project. The KSM Project will be connected to BC Hydro’s existing Northwest Transmission Line (“NTL”) at the TCT. This TCT, located where KSM’s Treaty Creek access road meets Highway 37, south of Bell 2, is now anticipated to be completed by mid-2025. The terms of the Facilities Agreement are described below under “Material Contracts”.

In March, 2022, KSM Mining ULC (“KSMCo”), a wholly-owned subsidiary of the Issuer, sold a US$225,000,000 secured note and Seabridge sold concurrently a Contingent Right, to Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”) for US$225 million (approximately C$285 million at the exchange rate at the time). Ontario Teachers Pension Plan was a significant investor in the secured note through Sprott. At maturity, the principal repayable under the secured note will be used by Sprott to purchase a silver royalty on the KSM Project. The proceeds of this sale will be used to fund a significant portion of the works the Issuer is planning to advance the KSM Project towards the designation of “substantially started”. The terms of the agreements relating to this financing are described below under “Material Contracts”.

The Issuer announced the completion of a Preliminary Feasibility Study and Preliminary Economic Assessment Report for the KSM Project in August, 2022. The PFS shows a considerably more sustainable and profitable mining operation than its 2016 predecessor, now consisting of an all open pit mine plan that includes only the Mitchell, East Mitchell and Sulphurets deposits. The primary reasons for the improvements in the plan compared to the 2016 study arise from the acquisition of the East Mitchell open pit resource and an expansion to planned mill throughput. The many design improvements over the 2016 PFS include a smaller environmental footprint, reduced waste rock production, reduced greenhouse gas emissions by partial electrification of the mine haul fleet, a 50% increase in mill throughput, and the elimination of capital intensive block cave mining. The mine plan was simplified to bring total capital down below the 2016 estimates, despite inflation, by eliminating sustaining capital associated with block cave development. Important steps were also taken to make the project less dependent on oil, especially diesel fuel, by maximizing the use of low cost, green hydroelectric energy. The PEA presents a stand-alone mine plan showing a potential future expansion of the KSM mine to the copper rich Iron Cap and Kerr deposits after the 33-year 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 tpd, demonstrating that KSM has multigenerational long-life mining project potential with flexibility to vary metal output. Details of the PFS and PEA are set forth below under “Description of the Issuer’s Business – KSM Project – The Current KSM PFS and PEA”.

As part of its work to advance the KSM Project to a feasibility study, in 2022 Seabridge completed 6,183 m of drilling for geotechnical and geohydrological rock characterization.

In 2022 the Issuer increased the scope of the early construction works at KSM that were started in 2021. On the eastern side of the KSM Project, the Issuer commenced construction of the TCAR and completed it to the 17 km mark, including completing construction of the Bell-Irving River bridge (“BIRB”) just beyond the turnoff from Highway 17. Just off the TCAR, not far beyond the BIRB, the Issuer completed construction of a 99-person camp (Camp 11) with surrounding laydown and infrastructure areas for future use. On the other side of Highway 37, BC Hydro established access to the site for the TCT and made significant progress on building the pad for the TCT. On the western side of the KSM Project, the Issuer constructed the first 3.2 km of the CCAR and built the site for the Mitchell valley camp (Camp 9) to the point it is ready to receive camp infrastructure. In addition, the Issuer is building the first of the three fish habitat sites to compensate for the Project’s disturbance of fish bearing habitat. In 2022, the earthworks were largely completed for the fish habitat offsetting ponds at Glacier Creek.

Work at the Iskut Project focused on drill testing gold-copper targets at Bronson Slope and Quartz Rise, and at the North Snip target geophysical surveying, surface sampling and relogging historical drill holes were performed. The 2022 core drilling included 10 drill holes totaling 10,162 m and discovered an unusually large, well-mineralized breccia pipe beneath the historic Bronson Slope skarn deposit. The extensive quartz-magnetite pipe, which has been identified as the source of the Bronson Slope deposit, holds broadly disseminated gold and copper mineralization from multiple hydrothermal eruptive events believed to originate from a major porphyry intrusive source. A 2023 drill program is being planned to (1) target an increase in the Bronson gold-copper resource, (2) search for the intrusive source of the breccia pipe, and (3) drill test other prospective targets for copper and gold porphyry deposits. Drilling at the remnant lithocap on Quartz Rise and historical drilling at the Snip North target has encountered meaningful gold-copper grades that will be investigated further in 2023.

In May, 2022, the Issuer entered into a Contribution Agreement in respect of the 3 Aces Project with the Liard First Nation (“LFN”). The agreement provides a framework for Seabridge and the LFN to build positive working relationships and enable LFN’s meaningful review and analysis of Seabridge’s activities at the 3 Aces Project. In particular, the agreement will support LFN in preparing for and participating in assessment and regulatory processes and community engagement.

In September, 2022, the Issuer received its Class 4 Quartz Exploration Permit from the Yukon Government Department of Energy, Mines, and Resources which allows the Issuer to conduct a gold focused exploration program. With the limited portion of the exploration season still available after the issue of the permit, the Issuer reduced its original plans and decided to focus on beginning the testing of its 3-dimensional model of the Hearts zone. One drill hole was used to confirm that gold-bearing structures are hosted within secondary aniticlinal folds and thrust faults as predicted by the model. The assays from this hole were consistent with previous intersections. Three additional holes were used to test for controls on down dip extensions to the high grade. These holes determined that the gold-bearing structures are pronouced as they continue down plunge but only carry coherent high grades where they exhibit flexures that enhance permeability.

In September, 2022, the Issuer also issued its Q4 2021 Sustainability Report providing insight to the Issuer’s commitment to local communities, environment and sustainability. The report captures the last quarter of 2021, picking up from the initial Sustainability Report issued in 2021, to highlight progress towards integrating sustainability into all aspects of our business. The Sustainability Report may be viewed at https://www.seabridgegold.com/sustainability. It’s next Sustainability Report covering 2022 is expected before the end of June, 2023.

In connection with the growth in its activities, in particular the early construction activities at KSM, the Issuer has increased its personnel. The work of building a construction management team and expanding its permitting team continued in 2022. Over the course of 2022, the Issuer grew from 10 officers and 41 employees to 11 officers and 45 employees at year end. As its workforce has grown, the Issuer has also implemented new policies to promote a healthy, safe and supportive work environment, including a Respectful Workplace Policy, a Health and Safety Policy and Sustainability Policy.

Work to renew the Issuer’s at-the-market offering commenced at the end of 2022 and was completed by January 6, 2023. The Issuer has found that the at-the-market offerings have enabled it to raise funds when needed at lower costs and with greater flexibility than more traditional financings. Sales are made through the lead agent, Cantor Fitzgerald & Co and only take place on the New York Stock Exchange.

At the date of this AIF, the Issuer plans exploration work at each of its Iskut, 3 Aces and Snowstorm Projects in 2023. At the Iskut Project, the 2022 exploration work will focus on expanding the Bronson Slope resource and test potential porphyry occurrences in the other targets on the property. Drilling at Bronson Slope will incorporate delineation drilling on the margins of the resource and at depth and deep testing for the porphyry source of the system. Additional drilling is planned at the Snip North, Bronson East and Quartz Rise targets. The Issuer will also continue with the next year of its planned reclamation and closure plan for the Johnny Mountain Mine. At 3 Aces, the exploration program will focus on advancing and refining the 3-dimensional exploration model. Work will include expansion of the CSAMT survey of the Central Core Area and core and RC drilling in the Spades, Hearts and Clubs target zones. At Snowstorm, the Issuer plans to drill test across two of the parallel structures it has identified on the eastern margin of an uplifted Devonian Comus Formation block into the carbonate section of the Comus Formation.

At the KSM Project, the Issuer is principally directing in its efforts towards achieving ’substantially started’. Work planned for 2023 includes completing the North Treaty Access Road from the 17 km mark of the TCAR to the camp location (Camp 5) at the proposed process tailings management area (“PTMA”), BC Hydro’s work on the TCT, building access roads to powerline pole sites for the powerline from the TCT to the PTMA, completing the Glacier Creek Fish Habitat ponds and various engineering and planning for work in future years. A 30 km long 287 KV transmission line is proposed to interconnect the TCT and the KSM plant site. Planning for the KSM transmission line is being undertaken in 2023 and construction is scheduled to begin in 2024 with completion planned for 2025.

Impacts of COVID-19 Pandemic

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which caused significant financial market and social dislocation. In response, the Issuer implemented measures to safeguard the health and well-being of its employees, contractors, consultants and community members to ensure their safety. Many of the Issuer’s employees worked from home before the pandemic, but its employees that worked in its offices worked from home during much of the pandemic. The Issuer reduced the scope of the work programs at its KSM and Iskut projects originally planned for 2020 and 2021 in order to observe social distancing and implement preventative actions at its camps and cancelled the work program at 3 Aces. The measures in British Columbia limited the number of personnel that could be accommodated at remote camps and, therefore, the amount of work that could be completed. The Issuer continued to move forward with some of its development work at the KSM Project and progressed with its planned exploration programs at the Iskut Project and Snowstorm Project, however its reclamation work at the old Johnny Mountain mine within its Iskut Project was deferred in 2020 due to lack of camp space. In addition, the Issuer’s engagement with potential joint venture partners or potential acquirors for the KSM Project or the Courageous Lake Project slowed as major mining companies focused on addressing the needs of their existing operations as a result of the pandemic and travel restrictions, particularly quarantine requirements, have made site visits too difficult. Overall, the COVID-19 crisis has not materially impacted the Issuer’s operations, but it significantly reduced the Issuer’s capacity to undertake work in advancing the KSM Project during 2020 and 2021 and delayed the reclamation work at the Johnny Mountain Mine.

The Issuer maintained some precautionary measures at its Projects in 2022, including testing for COVID-19, but the scale of its operations returned to normal, except in the case of the KSM Project at which operations have significantly expanded with the early construction work taking place. The Issuer has not experienced problems with obtaining the supplies needed for its work programs. The Issuer has instituted and will continue to implement operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Issuer plans work programs on an annual basis and adjusts its plans to the conditions it faces for funding and executing programs as it operates. It expects to be able to continue operating on this basis going forward.

The Issuer will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Issuer’s operations and business.

See “Risk Factors” for additional details on the impacts of the COVID-19 pandemic on the Issuer.

ITEM 3:	DESCRIPTION OF THE ISSUER’S BUSINESS

General

The Issuer owns 7 properties, 4 of which have gold resources, and it has one material property; its KSM Project. The Issuer holds a 100% interest in each of its properties other than a small portion of the Iskut Project, in which it owns a 95% interest. The Quartz Mountain project is subject to an option agreement under which the optionee may acquire a 100% interest in such project. At the date of this AIF, the estimated gold resources at the Issuer’s properties are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)

PROJECT	Cut-Off Grade (g/t)	Measured					Indicated					Inferred
		Tonnes (000’s)	Gold Grade (g/t)	Gold (million ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/t)	Gold (million ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/t)	Gold (million ozs)	Copper Grade (%)	Copper (million lbs)
KSM
Mitchell	See Note 1	692,000	0.68	15,1	0.19	2,876	1,667,000	0.48	25.9	0.14	5,120	1,283,000	0.29	11.8	0.14	3,832
East Mitchell	See Note 1	1,013,000	0.65	21.1	0.11	2,514	746,000	0.42	10.0	0.08	1,390	281,000	0.37	3.3	0.07	403
Iron Cap	See Note 1	--	--	--	--	--	423,000	0.41	5.6	0.22	2,051	1,899,000	0.45	27.5	0.30	12,556
Sulphurets	See Note 1	--	--	--	--	--	446,000	0.55	7.9	0.21	2,064	223,000	0.44	3.2	0.13	639
Kerr	See Note 1	--	--	--	--	--	374,000	0.22	2.7	0.41	3,405	1,999,000	0.31	19.8	0.40	17,720
KSM Total²	--	1,705,000	0.66	36.2	0.14	5,390	3,656,000	0.44	52.1	0.17	14,030	5,685,000	0.36	65.6	0.28	35,1505
Courageous Lake: Fat Deposit² Walsh Lake²	0.83 0.60	13,401 --	2.53 --	1.1 --	-- --	-- --	93,914 --	2.28 --	6.9 --	-- --	-- --	48,963 4,624	2.18 3.24	3.4 0.5	-- --	-- --

Quartz Mountain[3]	0.34	3,480	0.98	0.1	--	--	54,330	0.91	1.6	--	--	44,800	0.72	1.0	--	--
Iskut (Bronson Slope)	See Note 4	84,150	0.42	1.1	0.15	280	102,740	0.31	1.0	0.10	222	--	--	--	--	--

Note:	The resource estimates have been prepared in accordance with the standards and guidance referenced in NI 43-101. See “Cautionary Note to United States Investors Regarding Resource Estimates” in the Preliminary Notes.
1.	The cut-off grade for KSM is CDN$10.75 in net smelter return (NSR) for the open pits and CDN$11.25 in NSR for the underground mining.
2.	The effective dates of the KSM and Courageous Lake resource estimates above are as follows: KSM (Mitchell and East Mitchell), March 31, 2022, KSM (Iron Cap, Sulphurets and Kerr), December 31, 2019; Courageous Lake (Fat), September 2012; and Courageous Lake (Walsh Lake), March, 2014.
3.	Seabridge has entered into an option agreement under which a 100% interest in the Quartz Mountain project may be acquired.
4.	The cut-off grade for the Iskut Project resource is CDN$9.00 in NSR.

The measured and indicated mineral resources at the KSM Project and Courageous Lake Project are inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Issuer’s projects, business approach and plans, including production, capital, operating and cash flow estimates; business transactions such as the potential sale or joint venture of the Issuer’s KSM Project and Courageous Lake Project (each as defined herein) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and advancement activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project, Courageous Lake Project, Iskut Project, Snowstorm Project or 3 Aces Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or statements of “potential” or something “possible”, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral reserve and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and, in the case of reserves, the economics of developing a property and producing minerals.

Forward-looking statements are necessarily based on estimates and assumptions made by the Issuer in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this AIF the Issuer has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated reserves and resources at the Issuer’s projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the Issuer’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	risks related to the Issuer’s ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on the Issuer’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

●	the Issuer’s indebtedness requires payment of quarterly interest and, in certain circumstances, may require repayment of principal and the Issuer’s principal sources for funds for repayment are capital markets and asset sales;

●	uncertainty of whether the reserves estimated on the Issuer’s mineral properties will be brought into production;

●	uncertainties relating to the assumptions underlying the Issuer’s reserve and resource estimates;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions/renewals thereof, for exploration and development activities, including in respect of environmental regulation, and the risk that the Issuer’s EAC might expire before the KSM Project is declared to be “substantially started”;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;

●	risks relating to the commencement of site access and early site preparation construction activities at the KSM Project;

●	risks related to commercially producing precious metals and copper from the Issuer’s mineral properties;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the application of the United Nations Declaration on the Rights of Indigenous Peoples to the laws in Canadian jurisdictions;

●	risks related to increases in demand for exploration, advancement and construction services and equipment, and related cost increases;

●	uncertainty related to title to the Issuer’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

●	increased competition in the mining industry;

●	ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and generate profitability at a project;

●	the Issuer’s current and proposed operations are subject to risks relating to climate and climate change that may adversely impact its ability to conduct operations, increase operating costs, delay execution or reduce the profitability of a future mining operation;

●	the Issuer’s need to attract and retain qualified management and personnel;

●	risks related to some of the Issuer’s directors’ and officers’ involvement with other natural resource companies;

●	risks associated with impacts from the spread of, and measures taken to address the spread of, the COVID-19 virus;

●	the Issuer’s classification as a “passive foreign investment company” under the United States tax code;

●	risks associated with the use of information technology systems and cybersecurity;

●	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Issuer during the 2014, 2015 and 2016 financial years which the Issuer has renounced to subscribers of flow-through share offerings and the CRA’s decision to reassess such subscribers; and

●	the reassessment by the CRA of the Issuer’s refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit.

This list is not exhaustive of the factors that may affect any of the Issuer’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Issuer or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere in this AIF. In addition, although the Issuer has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Issuer’s ability to control or predict. It is also noted that while Seabridge engages in exploration and advancement of its properties, including site work in preparation for feasibility study work or early construction work, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Issuer does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

KSM Project

Overview

Location

The KSM Project is located within the coastal mountains of northwest British Columbia, approximately 21 kilometers south-southeast of the former Eskay Creek Mine and approximately 65 kilometers by air north-northwest of Stewart, British Columbia. (See Figure 1.) The provincial government has recognized the significance of historical mining activity in this area, which includes the past producing Eskay Creek, Snip, Granduc, and Premier mines. Currently, the Red Chris Mine and the Brucejack Mine are in mining operations.

Access to the property is by helicopter from Bell II Crossing on the Stewart Cassiar Highway or Stewart, British Columbia. Mobilization of equipment and personnel is staged from kilometer 54 on the private Eskay Creek Mine Road (about 25 km from the KSM Project) and from Bell II Crossing on the Stewart Cassiar Highway (about 40 km from the KSM Project).

The proposed pit areas lie within the headwaters of Sulphurets Creek, which is a tributary of the Unuk River, and flows into the Pacific through Alaska. The proposed process plant and tailings management facility (“TMF”) will be located within the tributaries of Teigen and Treaty Creeks. Teigen and Treaty Creeks are tributaries of the Bell-Irving River, which is itself a major tributary of the Nass River. The Nass river flows to the Pacific Ocean entirely within Canada.

The Deposits

At the time the Issuer acquired the KSM Project in 2001, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modeled separately by Placer Dome (CLA) Limited (“Placer Dome”). Subsequent drilling and engineering work by the Issuer has defined two new very large zones, the Mitchell Zone and the Iron Cap Zone, as well as dramatically expanded the mineralized zone beneath the Kerr zone.

From 2008 to 2012 Seabridge focused on further exploration and delineation of the four known deposits at the KSM Project. In 2012 Seabridge focused its exploration at KSM to a search for higher temperature core zones that typically concentrate high-grade metals within very large porphyry systems such as KSM. Exploration since 2011 has resulted in the discovery of two core zones, Deep Kerr (a down dip continuation of Kerr deposit mineralization) and Iron Cap Lower Zone (a down dip continuation of Iron Cap deposit mineralization), an extension of the Mitchell zone and other promising core targets.

In 2020 the Issuer acquired the East Mitchell Property (formerly known as the Snowfield Property), a single mineral claim covering 1,267 Ha adjacent to the Mitchell deposit, from Pretium Resources Inc. for US$100 million, a 1.5% net smelter returns (“NSR”) royalty on East Mitchell Property production and a future contingent payment of US$20 million of which US$15 million can be credited against future royalty payments. The East Mitchell Property hosts a large gold/copper mineral resource and was acquired with a view to incorporating it into the Issuer’s KSM Project.

Figure 1 - KSM Project Location Map

Regulatory Approvals

In July, 2014, the Issuer’s provincial Environmental Assessment (“EA”) Application for the KSM Project under the British Columbia Environmental Assessment Act was approved. The Canadian Environmental Assessment Agency (CEAA) issued its Comprehensive Study Report in July 2014, as required by the Canadian Environmental Assessment Act, which concluded that the KSM Project would not have significant impacts to the environment. The EA Application and Environmental Impact Statement (“EIS”) review process involved Alaskan regulators throughout and the CEAA Study Report also concluded that the KSM Project would not have significant impacts to the environment situated downstream of the Alaska border. In December 2014 the Federal Minister of the Environment issued a positive project decision which endorsed the conclusions of the Comprehensive Study Report. Subsequently, the same Minister approved the Project in accordance with the requirements of the Nisga’a Final Agreement.

The provincial EA approval was for an initial term of five years; it was extended for a further five-year term in March, 2019 and for another two years in November, 2021, and now expires on July 29, 2026. The EAC will be extended indefinitely if the BC Environmental Assessment Office declares the Issuer has “substantially started” construction of the KSM Project. The federal approval is for an indefinite term (as long as the Provincial EAC remains in effect). The Issuer believes that the EA Application and EIS materials and subsequent extension approvals demonstrate that the KSM Project, as designed, is and continues to be an environmentally responsible and generally a socially accepted project. The EAC approves the mine development plan set forth in the Preliminary Feasibility Study within the 2016 PFS Plan (defined below). Specific provincial environmental assessment amendments will be required to proceed with the mine development plan set forth in the 2022 KSM PFS and PEA Report (defined below).

In September, 2014, the Issuer received early-stage construction permits for its KSM Project from the Province of British Columbia. The permits issued include: (1) authority to construct and use roadways along Coulter Creek and Treaty Creek; (2) rights-of-way for the proposed Mitchell-Treaty tunnels connecting project facilities; (3) permits for constructing and operating numerous camps required to support constructions activities; and (4) permits authorizing early-stage construction activities at the mine site and tailings management facility.

The KSM Project received a license under the International Rivers Improvement Act (Canada) on October 21, 2016, authorizing the construction, operation and maintenance of the Water Storage Facility (WSF) and ancillary water works for the KSM Project within the Unuk River watershed in northwestern British Columbia.

In June, 2017, the Issuer also announced it had been given a regulatory amendment to Schedule 2 of the Metal Mining Effluent Regulations under the Fisheries Act (Canada) which authorizes the use of North Treaty Creek for the discharge from the KSM tailings management facility, subject to strict bonding and fishery habitat offsets.

In addition, the Issuer received the authorization required under the Canada Navigable Waters Act for building the Bell-Irving River Bridge in November, 2021 and from the Department of Fisheries and Oceans Canada for constructing the Taft, Glacier and Treaty fish habitat compensation ponds.

Land Status

The KSM Property comprises four discrete tenure blocks (see Figure 2) and a group of placer claims. Tenure blocks of the KSM Property include mineral leases and both cell and legacy claims, all of which are owned by KSM Mining ULC (“KSMCo”), a wholly-owned subsidiary of the Issuer. The tenure blocks are referred to as:

(a)	the KSM tenures containing 21 mineral claims totaling 7,364.85 Ha and 2 mining leases of 11,247.00 Ha (the westernmost block in Figure 2);

(b)	the Seabee claims covering 18,674.30 Ha within 46 mineral claims (the large block in the east of the KSM Project lying mainly to the west of Highway 37 in Figure 2);

(c)	the Tina claims composed of 11 mineral claims covering 3,052.44 Ha (the block between the KSM tenures and the Seabee claims in Figure 2); and

(d)	the Treaty Creek Switching Station claims with 2 claims totalling 160.25 Ha (the small block lying to the east of Highway 37 in Figure 2).

The four claim blocks include 80 mineral claims (cell and legacy) and 2 mining leases with a combined area of 40,499 ha. The mineral resources are positioned within the KSM tenures and include the original claims purchased from Placer Dome and the BJ claims. The East Mitchell Property, which is included in the KSM tenures, lies immediately to the east of KSM mining leases. These tenures are shown in Figure 2 for clarity.

Figure 2 - KSM Project Claim Map

The Seabee and Tina claim blocks are located about 19 km northeast of the Kerr-Sulphurets-Mitchell-Iron Cap mineralized zones. These claim blocks are currently being considered for proposed infrastructure siting. The Treaty Creek Switching Station claims, adjacent to the Northwest Transmission Line (“NTL”) and to the east of the Seabee claims, are being used for power infrastructure siting.

Placer claims only cover areas on part of the westernmost KSM Claims covering an area of 1,553 hectares. The Issuer’s placer claims lie along Sulphurets Creek and Mitchell Creek in areas where certain of the KSM Project’s proposed infrastructure will be located.

These claims are 100% owned by the Issuer through its wholly-owned subsidiary, KSM Mining ULC, subject to the various royalties described below.

Newmont Corporation retains a 1% net smelter returns (“NSR”) royalty that is capped at $4.5 million.

Under the Benefits Agreement (as defined herein) with the Nisga’a Nation and the Co-operation and Benefits Agreement (the “CBA”) with the Tahltan Nation, the Issuer has agreed to pay each Nation annual payments. The combined annual payments to these Nations are payable in two forms; payments that are a percentage of the tax payable (the “Mineral Tax”) under the Mineral Tax Act (British Columbia) (the “Mineral Tax Act”), which is a tax on net operating profit of the KSM Project, and payments that are based on net smelter returns of the KSM Project. The combined payments payable to both Nations are as follows:

(a)	with respect to years 1-7 of mining operations, a 0.1% NSR royalty and either (i) 5% of the amount of Mineral Tax payable in respect of any Capital Recovery Year (defined below), or (ii) 11% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year (defined below);

(b)	with respect to years 8-20 of mining operations, a 0.4% NSR royalty and either (i) 7.75% of the amount of Mineral Tax payable in respect of any Capital Recovery Year, or (ii) 13.75% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year; and

(c)	with respect to period after 20 years of mining operations, a 0.5% NSR royalty and either (i) 7.75% of the amount of Mineral Tax payable in respect of any Capital Recovery Year, or (ii) 13.75% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year.

For the purposes of the description above, a “Capital Recovery Year” is a year in which the Issuer is able to apply sufficient amounts in the KSM Capital Account (as determined under the Mineral Tax Act) to fully offset operating profit, and a “Post-Capital Recovery Year” is a year in which the Issuer is unable to apply sufficient amounts in the KSM Capital Account (as determined under the Mineral Tax Act) to fully offset operating profit.

The Issuer has granted two options to a subsidiary of Royal Gold, Inc. under which such subsidiary can acquire a 1.25% NSR Royalty and a 0.75% NSR Royalty on gold and silver produced from the KSM Property for $100 million and $60 million, respectively, subject to certain conditions.

KSMCo sold to Sprott Private Resource Streaming and Royalty (B) Corp. a US$225 million Secured Note under which Sprott has agreed it will use all of the principal amount repaid on maturity of such Secured Note to purchase a 60% gross silver royalty on the KSM Project (or, in certain circumstances, a 75% gross silver royalty on the KSM Project), subject to certain rights of Sprott to redeem the Secured Note and be repaid the principal, and in some circumstances a premium, instead of purchasing the royalty.

Pretium Exploration Inc. (a subsidiary of Newcrest Mining Limited) holds a 1.5% net smelter returns royalty on mineral claim 509216 (which before its incorporation into the KSM Project was called the East Mitchell Property). Two of the pre-converted claims (Xray 2 and Xray 6), the areas of which have now been converted into part of mining lease 1031440, and one pre-converted claim (Xray 8), the area of which is within mineral claim 509216, are also subject to an effective 1% NSR royalty capped at US$650,000. The Treaty Creek Switching Station Claims and certain fractional claims within the Seabee claims are subject to royalties, however none of the mineral resources at the KSM Project are located on the claims subject to these royalties and they are intended for infrastructure siting.

In addition, a sale of the original claims that were purchased in 2001 is subject to a right of first refusal held by Glencore Canada Corporation.

The property is located on Crown land (land owned by the Province of British Columbia); therefore, all surface and access rights are granted under, and subject to, the Land Act (British Columbia) and the Mineral Tenure Act (British Columbia). Approximately 13 km of the proposed 23 km MTT pass under Crown Land subject to mineral claims held by third parties. The Issuer has been granted a licence of occupation, a form of land tenure that grants it rights to occupy the area through which the proposed MTT will pass, subject to the rights of the third-party mineral claims holders. In the Issuer’s opinion, these rights are addressed by the Issuer’s obligations, under the management plan associated with the licence of occupation, to segregate and deliver to such claims holders all earth and rock material removed from the third party claims during construction of the MTT.

The five gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassiar-Iskut-Stikine Land and Resource Management Plan approved by the British Columbia Government in 2000. A part of the proposed ore transport tunnel lies within the boundaries of the Nass South Sustainable Resource Management Plan that was completed in 2012. The proposed sites for the tailings management and plant facilities lie outside of the boundaries of any provincial land-use planning process.

Relationships with Indigenous Groups in KSM Region

The KSM Project site is located in a region historically used by several indigenous groups. Part of the KSM Project, including the proposed plant and TMF but excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga’a Final Agreement. In this area, consultation, led by the federal and provincial governments, is required with the Nisga’a Lisims Government under the terms of the Nisga’a Final Agreement. Similarly, the Tahltan Nation has asserted rights and title over the area of the proposed plant and TMF but excluding the mineral deposits. Tsetsaut Skii km Lax Ha (“TSKLH”), an indigenous group asserting independent nation status which the Issuer understands is viewed by the Crown as being a wilp of the Gitxsan Nation (as opposed to an independent nation on its own), assert aboriginal rights and title over the entire KSM Project footprint. This territorial assertion by the TSKLH is inconsistent with the boundaries asserted by them in the proceedings relating to the Supreme Court of Canada decision in Delgamuukw v. British Columbia. The previously asserted territorial area had a northern boundary to the south of the KSM Project infrastructure on the eastern side of the KSM Project and only overlapped the KSM Project footprint on the eastern edge in the area of the BC Hydro switching station and the initial part of the Treaty Creek Access Road. Additionally, the Gitxsan Nation and the Gitanyow Huwilp (the collective houses of the Gitanyow Nation) may have some interests within the broader region potentially affected by the KSM Project, in particular downstream of the plant site and TMF. Accordingly, the Issuer has been directed to engage with the Tahltan Nation, as well as with the Tsetsaut Skii km Lax Ha, as a wilp of the Gitxsan Nation, the Gitxsan Nation and the Gitanyow Nation on the basis of potential effects of the plant site and TMF and related downstream effects.

On June 16, 2014, the Issuer entered into a comprehensive Benefits Agreement with the Nisga’a Nation in respect of the KSM Project (the “Benefits Agreement”). The Benefits Agreement establishes a long-term co-operative relationship between Seabridge and the Nisga’a Nation under which the Nisga’a Nation will support development of the KSM Project, participate in economic benefits from the KSM Project and provide ongoing advice. Highlights of the Benefits Agreement include:

●	Nisga’a Nation agreement to provide letters in support of the KSM Project to British Columbian and Canadian regulators, as well as potential investors in Seabridge or the KSM Project.

●	Financial payments upon the achievement of certain KSM Project milestones and annual production payments based on a percentage of net profits, with the percentage of net profits payable increasing when the KSM Project is not recovering capital costs, as determined under the terms of the Agreement.

●	Strong commitments to education and training of Nisga’a citizens so that they will be better able to take advantage of the economic benefits the KSM Project offers.

●	Mutual co-operation on completing the operational permitting processes for the KSM Project.

●	A framework for the Nisga’a Nation and Seabridge to work together to achieve employment targets and to ensure Nisga’a businesses will have preferred access to certain contracting opportunities.

●	Mutual co-operation on responding to social impacts which Nisga’a Villages may experience as a result of the KSM Project.

The Benefits Agreement with the Nisga’a Nation will remain in effect throughout the life of the KSM Project and will apply to future partners in the KSM Project. This Benefits Agreement was signed on behalf of the Nisga’a Nation by the Nisga’a Lisims Government Executive.

In June, 2014, the Issuer entered into an agreement with the Gitanyow Huwilp in respect of the KSM Project. Under the agreement, Seabridge agreed to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues. This Agreement was signed by seven of the eight wilps of the Gitanyow Nation and by the Gitanyow Hereditary Chiefs Office.

In September, 2013, the Gitxsan Hereditary Chiefs Office provided a letter to British Columbia and federal regulators expressing support for the KSM Project. The Issuer has engaged directly with the TSKLH with respect to the KSM Project and is making efforts to establish a good relationship with the TSKLH. However, the ongoing disagreement between the government and the TSKLH regarding their status as a Nation and their territorial boundary has created a difficult environment in which to build a good relationship and progress on establishing a co-operative relationship with TSKLH has been challenging.

In July, 2019, the Issuer entered into the CBA with the Tahltan Central Government, the Iskut band and the Tahltan Band in respect of the KSM Project. The CBA establishes a comprehensive framework for the parties to work together on the KSM Project, including detailed provisions on environmental management of the land, robust participation by the Tahltan Nation in the economic opportunities offered by the KSM Project and financial payments related to the performance of the KSM Project. It includes commitments to fund education of Tahltan members, commitments to work to achieve employment targets, processes for awarding contracts on a preferred basis to Tahltan businesses and a procedure for resolving disputes, including disputes on permitting issues. The CBA with the Tahltan Nation will apply to future partners in the KSM Project.

The Issuer holds an annual environmental workshop with indigenous groups and regulators to review results of the previous year’s environmental studies and to communicate planned studies for the upcoming year. The Issuer also observes a process of review of each permit application with indigenous groups, with an initial phase of review taking place before submission of the application and a second phase with the relevant regulator and indigenous groups after permit submission.

The Issuer believes that, after considering:

●	the location of the KSM Project in relation to areas of asserted aboriginal rights and title,

●	the engagement/consultation the Issuer and the governments have undertaken with indigenous groups,

●	the agreements the Issuer has negotiated with indigenous groups, and

●	the information the Issuer has learned about historic indigenous use of the area on which KSM Project infrastructure is located,

the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot’in Nation v. British Columbia, which declares aboriginal title for the first time in a certain area in Canada and outlines the rights associated with aboriginal title, is unlikely to significantly impact the KSM Project.

Historic KSM Technical Studies

In June 2012, an updated Preliminary Feasibility Study for the KSM Project (the “2012 KSM PFS Report”) was completed. The mine development plan in the 2012 KSM PFS Report was the one approved in the EA Application and EIS review processes, with certain enhancements to the KSM Project infrastructure to improve environmental protection and various mitigation measures. Since the date of the 2012 KSM PFS Report, Seabridge has continued exploration activities at KSM which led to the discovery of the large higher-grade zones below the Kerr and Iron Cap deposits. In early 2016, the Issuer decided to update the 2012 KSM PFS Report to present the same development plan as in the 2012 KSM PFS Report at a pre-feasibility level using more current market values in the financial analysis but, in addition, incorporating into that development plan the infrastructure enhancements committed to in the EA Application and EIS processes and to incorporate other design improvements identified by the Issuer. Accordingly, the prefeasibility study level development plan (the “2016 PFS Plan”) does not include material from higher-grade discoveries at Kerr and Iron Cap since 2013. Given the positive impact the new higher grade material was expected to have on the KSM Project economics, the Issuer also decided to complete a study that would present an analysis of the integration of this additional material into the proposed KSM Project design as an alternative development plan (the “2016 PEA Plan”) at a preliminary economic assessment level and include the results in the new prefeasibility report. The report, which presents both the 2016 PFS Plan and the 2016 PEA Plan, (the “2016 KSM PFS/PEA Report”) was completed in November, 2016, has an effective date of October 6, 2016.

Subsequent to completing the 2016 KSM PFS/PEA Report, the Issuer completed additional drilling at its Kerr and Sulphurets deposits with great success. In November, 2020, the Issuer announced the completion of a new technical Report that presented a new resource estimate for the KSM Project which incorporated all drilling on the KSM Project to December 31, 2019.

The Current KSM PFS and PEA

The East Mitchell Property hosts a large gold/copper mineral resource and was acquired in December, 2020, with a view to incorporating it into the Issuer’s KSM Project. After the acquisition of the East Mitchell Property, the Issuer decided to complete a new PFS that evaluates the KSM Project using only open pit mining of just the Mitchell, East Mitchell and Sulphurets deposits (the “2022 PFS”). The new report, entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report” has an effective date of August 8, 2022 (the “2022 KSM PFS and PEA Report”) and is available among Seabridge’s documents at www.sedar.com and www.sec.gov/edgar. The 2022 KSM PFS and PEA Report also includes a Preliminary Economic Assessment (the “2022 PEA”) with a stand-alone mine plan that evaluates a potential future expansion of the KSM mine development set forth in the 2022 PFS to the Iron Cap and Kerr deposits after the 2022 PFS mine plan has been completed. None of the Mineral Resources incorporated into the 2022 PEA mine plan have been used in the 2022 PFS mine plan.

The 2022 KSM PFS and PEA Report incorporates the work of a number of industry-leading consulting firms. The principal consultants who contributed to the 2022 KSM PFS and PEA Report, and their Qualified Persons (as defined in NI 43-101) who prepared the 2022 KSM PFS and PEA Report are listed below along with their areas of responsibility:

●	Tetra Tech, under the direction of Hassan Ghaffari P.Eng (surface infrastructure, capital estimate and financial analysis), John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, general and administrative (“G&A”) and site services, and overall report preparation)

●	Wood Canada Limited, under the direction of Henry Kim P.Geo. (Mineral Resources)

●	Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)

●	W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)

●	ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)

●	Klohn Crippen Berger Ltd. under the direction of David Willms P.Eng (design of surface water diversions, diversion tunnels, tailings management facility, water storage dam and RSF and tunnel geotechnical)

●	BGC Engineering Inc. under the direction of Derek Kinakin P.Geo., P.L.Eng., P.G. (rock mechanics, geohazards and mining pit slopes)

●	WSP Golder, under the direction of Ross Hammett P.Eng (Block Cave mining)

The 2022 KSM PFS and PEA Report supersedes the previous reports and the following (to, but not including, “Early Construction Works” and also excluding “Recommendations – Deferral of Feasibility Study Data Collection”) summarizes the information set forth in the 2022 KSM PFS and PEA Report.

Accessibility, Climate, Local Resources, Physiography and Infrastructure

The Property lies within the rugged coastal mountains of northwestern BC, with elevations ranging from 520 m in Sulphurets Creek Valley, to over 2,300 m at the highest peaks. The climate is generally that of a temperate or northern coastal rainforest, with sub-arctic conditions at high elevations. The length of the snow-free season varies from about May through November at lower elevations, and from July through September at higher elevations.

Construction has commenced on KSM’s 30 km long TCAR that will connect the KSM Process Tailings Management Area (“PTMA”) to Highway 37, and the initial segment of the 33 km long Coulter Creek access road (“CCAR”) that will connect the mine area to Highway 37 via the 59 km long Eskay Creek mine resource road.

KSM will connect to BC Hydro’s existing Northwest Transmission Line at BC Hydro’s Treaty Creek Switching Station (“TCT”). This TCT, located adjacent to the NTL and Highway 37, 18 km south of Bell 2 Lodge, is scheduled to be completed by mid-2025. KSM Mining has completed its design for a 30 km long 287 kV transmission line to interconnect the TCT and the KSM plant site.

There are multiple deep-water loading facilities for shipping bulk mineral concentrates located in the ice-free Port of Stewart, BC. Those port facilities are currently used by the Red Chris Mine. The nearest railway is the Canadian National Railroad (CNR) Yellowhead route, which is located approximately 220 km southeast of the Property. This line runs east-west, and can deliver concentrate to deep water ports near Prince Rupert and Vancouver, BC.

Exploration History

There is evidence that prospectors were active in the area prior to 1935. The modern exploration history of the area began in the 1960’s, with brief programs conducted by Newmont Exploration of Canada Ltd., Granduc Mines Ltd., Phelps Dodge Corp., and the Meridian Syndicate. All of these programs were focused towards gold exploration. The Sulphurets Zone was first drilled by Granduc Mines in 1968; Kerr was first drilled by Brinco Ltd. in 1985; Mitchell Creek by Newhawk Gold Mines Ltd. in 1991; and Iron Cap by Esso Minerals in 1980. These companies and others undertook exploration during the 1980s and 1990s, with Placer Dome producing an initial resource estimate at Kerr in the mid-1990s.

There is no recorded mineral production, nor evidence of it, from the KSM Project. Immediately west of the KSM Project, small-scale placer gold mining has occurred in Sulphurets and Mitchell Creeks.

During 2003-2005, under its option to earn up to a 65% interest in the KSM Project from Seabridge, Falconbridge Ltd. (“Falconbridge”) conducted geophysics, surface mapping, surface sampling and completed approximately 4,100 m of drilling at the KSM Project.

Drilling

Since 2006, Seabridge has been conducting exploration and advancement activities at the KSM Project, including annual drilling campaigns. A total of 968 core holes for a total of 377,348 m were used in determining the mineral resource estimate for the KSM Project, including holes from previous operators. The majority of KSM drilling information to the end of 2021 was collected by Seabridge (67%). The remaining 33% of the drilling data were collected by Pretium and Silver Standard (24%), Placer Dome (5%) and Falconbridge/Noranda (about 1%), with the balance collected by five other companies (3%).

Figure 3 is a drill hole location map for the entire KSM district, showing all of the drilling data that were available to estimate Mineral Resources that are the subject of the 2022 KSM PFS (drilling through 2021). The drill holes are colour coded (blue represents non- Seabridge and red represents Seabridge drilling).

Figure 3 - KSM Drill Hole Locations

Source: Seabridge 2022

Drilling at the Kerr deposit has identified a mineralized area measuring roughly 2,400 m north-south by 800 m east-west, and about 2,200 m vertically. The drill hole spacing in the upper open pit resource area is approximately 50 m to 75 m. Drill hole spacing through the block cave resource, which has been classified as nearly all Inferred material, ranges between 100 m to 200 m.

Drilling at the Sulphurets deposit has identified a mineralized area measuring roughly 2,200 m northeast-southwest by 550 m northwest-southeast, and about 330 m vertically. The drill hole spacing in the open pit resource area ranges between 50 m to 75 m.

Drilling at the Mitchell deposit has identified a mineralized area measuring roughly 1,600 m east-west by 1,500 m down-dip, and 850 m thick. The drill hole spacing in the upper open pit resource area is approximately 75 m to 100 m. Drill hole spacing through the block cave resource, which has been classified predominantly as Inferred material, ranges between 100 m to 200 m.

Drilling at the Iron Cap deposit has identified a mineralized area measuring roughly 1,500 m northeast-southwest, by 1,500 m northwest-southeast, and about 850 m thick. The drill hole spacing in the upper block cave resource shapes ranges from 70 m to 75 m. Drill hole spacing through the lower block cave resource, which has been classified predominantly as Inferred material, ranges from 100 m to 200 m.

Geological Setting and Mineralization

The KSM Property lies within “Stikinia”, a long-lived volcanic island-arc terrane that extends over much of the Canadian Cordillera. It was accreted onto the Paleozoic basement of the North American continental margin in the Middle Jurassic. Early Jurassic sub-volcanic intrusive complexes in the Stikinia terrane host several large Cu-Au porphyry deposits including the KSM deposits.

The Kerr deposit is centered on a north-south trending, steep westerly dipping tabular intrusive complex with a strike extent of 2,400 m, a width of 800 m, and vertical extent of 2,200 m. Mineralization extends several ten’s of meters into the host sedimentary rocks. The Sulphurets deposit is composed of stacked thrust fault panels of Triassic and Jurassic volcano-sedimentary strata intruded by a number of dykes and stocks. It forms a lens dipping 30 degrees northwest extending 2,200 m horizontally, 550 m down dip, with a thickness of up to 330 m. The Mitchell Zone is underlain by intrusive, volcanic, and clastic rocks that are exposed in an erosional window below the shallow dipping Mitchell Thrust Fault (“MTF”). Mineralization is genetically and spatially related to the Early Jurassic Mitchell intrusive complex of diorite, monzodiorite, and granodiorite stocks and dykes. Mineralization also permeates into surrounding sedimentary and volcanic rocks, and in total extends 1,000 m east-west and 850 m north-south, with a vertical extent of 1,100 m. The Mitchell complex comprises three successive intrusive phases accompanied by the development of different hydrothermal assemblages, veining and mineralization. The East Mitchell deposit is the upper portion of the Mitchell deposit, displaced some 1.5 km to the southeast by the MTF during Cretaceous age compressive deformation that produced the regional Skeena Fold and Thrust belt. The Iron Cap deposit is also structurally above the MTF. It is a tabular body striking north-south and dipping 60 degrees to the west, extends 1,500 m along strike, 1,500 m down dip, and is 800 m in thickness.

The KSM deposits feature many characteristics typical of gold-enriched, diorite hosted calc-alkaline porphyry copper deposits, with gold, molybdenum, and silver at low concentrations, occurring as fine disseminations in quartz veinlet stockworks with accompanying pyrite, pervasively dispersed over hundreds of metres. All of the deposits are at least partially exposed at the surface, are largely unoxidized, and have had significant portions eroded away by glacial processes.

Sampling, Analysis and Data Verification

Seabridge has employed relatively consistent sampling methods over the years with minor modifications over the past five years regarding some assaying protocols. Initially, Seabridge used Eco Tech as their primary assay laboratory from 2006 to 2011 when Eco Tech was bought out by ALS Chemex, who has acted as Seabridge’s primary assay laboratory since that time to the present. Over the years, Seabridge’s quality control protocols have included the submission of certified standard reference materials (“SRMs” or “standards”) blanks, and duplicate field samples. Typically, 5% to 10% of the assay pulps from the primary laboratory were submitted to a secondary accredited assay laboratory for check assay comparison purposes. More detail regarding these procedures is outlined in the 2022 KSM PFS and PEA Report.

Sample security, sample preparation, analytical procedures, and QA/QC protocols/results associated with Seabridge’s 2006 to 2021 KSM drilling campaigns were considered adequate and consistent with standard industry practices and the assays are considered suitable to be used to estimate Mineral Resources.

Mineral Processing and Metallurgical Testing

Several wide-ranging metallurgical test programs have been carried out since 2007 to assess the metallurgical responses of the mineral samples from the KSM deposits, especially the samples from the Mitchell deposit.

The primary economic metals at KSM are gold and copper. Primary copper bearing mineral is chalcopyrite. Gold and silver are associated primarily with chalcopyrite and pyrite. There is variability in the pyrite to chalcopyrite ratio between the deposits.

The test results indicate that the mineral samples from the KSM deposits are amenable to the proposed KSM flowsheet including:

●	copper-gold-silver-molybdenum bulk rougher flotation followed by gold—silver bearing pyrite flotation;

●	regrinding the bulk rougher concentrate followed by three stages of cleaner flotation to produce a copper-gold-silver-molybdenum bulk cleaner flotation concentrate;

●	molybdenum separation of the bulk cleaner flotation concentrate to produce a molybdenum concentrate and a copper-gold concentrate containing associated silver;

●	cyanide leaching of the gold- silver bearing pyrite flotation concentrate and the scavenger cleaner tailing to further recover gold and silver values as doré, the cyanide recovery circuit includes sulphidization, acidification, recycling, and thickening of precipitate (SART) and acidification, volatilization of hydrogen cyanide gas, and re-neutralization (AVR) processes to recover weak acid dissociable cyanide for reuse and dissolved copper for sale with copper concentrate; and

●	the flotation tailing will be sent to the flotation tailing storage cells with the TMF; the leach residue will be destructed for residual cyanide prior to being sent to the lined CIL Residue Cell, supernatants from both the cells will be reclaimed separately to the process plant for reuse as process makeup water.

Primary crushing is by gyratory crushers at the Mitchell ore processing complex (the “Mitchell OPC”). Coarse ore from the primary crushers is transported by train through the MTT to the processing facility in the PTMA. The MTT will also be used for electrical power transmission and the transport of personnel and supplies for mine area operations.

Coarse ore from the train is conveyed to two coarse ore stockpiles, followed by secondary cone crushing and tertiary crushing by high-pressure grinding roll (“HPGR”). Fine ore from the HPGR is fed to ball mills followed by copper-gold-silver-molybdenum bulk rougher flotation and pyrite flotation of copper rougher tailings. Bulk flotation concentrates are reground prior to cleaning flotation that produces bulk copper-gold-silver flotation concentrate and molybdenum concentrate products and a gold-silver bearing pyritic product for cyanide leaching. Final products include a copper-gold-silver concentrate, gold-silver doré, and a molybdenum concentrate.

Mineral Resources

The 2022 KSM PFS and PEA Report includes updated mineral resource estimates for the KSM Project. The four mineralized zones, Kerr, Sulphurets, Mitchell and East Mitchell, and Iron Cap, were modeled separately. As more understanding was gained after each annual drilling campaign, individual block models were created for each area. Grade interpolation parameters have also evolved over time, reflecting changes required for modeling deeper mineralization intersected below the Kerr and Iron Cap deposits. A variety of basic descriptive statistics and spatial analyses were completed for each area upon the completion of annual drilling campaigns. These investigations include the generation of grade distribution tables, grade histograms, cumulative probability plots, grade box plots, grade contact plots, down-hole variograms, and directional variograms. In addition, new drill hole results were typically compared against the previous grade model to assess model performance.

The Mineral Resources for the various KSM mineralized zones are constrained within conceptual open pit and block cave mining shapes to support reasonable prospects for eventual economic extraction as outlined in the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014). The conceptual open pit and underground mining shapes were generated for each resource area based on calculated block model NSR values. The NSR values were generated for each deposit. Moose Mountain Technical Services generated conceptual pits for the Kerr, Sulphurets, Mitchell and East Mitchell deposits using MineSight® software and Lerchs-Grossmann algorithms. WSP Golder developed conceptual block cave footprints for Kerr and Iron Cap using the block NSR values and Geovia’s PCBC™ Footprint Finder software. The footprint polygons were extruded vertically based on guidance from WSP Golder.

The following gold, copper, silver, and molybdenum metal prices were used for determining block NSR values, US$1,300/oz, US $3.00/lb, US $20.00/oz, and US $9.70/lb, respectively. Open pit and underground mining costs of Cdn$1.80 to 2.20/tonne and Cdn$6.00 to Cdn$7.00/tonne were used to establish conceptual open pit and underground resource shapes, along with a processing and G&A cost of Cdn$9.00/tonne for Kerr, Sulphurets and Iron Cap, and Cdn$10.75 to Cdn$11.20/tonne for Mitchell and East Mitchell.

The draw point extraction elevations were extruded vertically to create 3D solids that were used for resource tabulation. Conceptual caves were clipped against surface topography (Iron Cap) or conceptual resource pit (Kerr). Mineral Resources are determined, at Cdn$10.75 to Cdn$11.25 and Cdn$16 NSR cutoffs for open-pit constrained and underground mining constrained Mineral Resources, respectively.

The table below summarizes the estimated Measured, Indicated, and Inferred Mineral Resources for each zone.

KSM Project Mineral Resources (Inclusive of Mineral Reserves)

Measured Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	NSR:
Mitchell	$10.75	691,700	0.68	15,124	0.19	2,876	3.3	72,831	52	79
East Mitchell	$11.25	1,012,800	0.65	21,098	0.11	2,514	1.8	59,233	89	198
KSM Total		1,704,500	0.66	36,222	0.14	5,390	2.4	132,064	74	277

Indicated Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	$10.75-$11.25 NSR Pits $16 NSR UG
Mitchell		1,667,000	0.48	25,935	0.14	5,120	2.8	149,160	66	241
East Mitchell		746,200	0.42	10,080	0.08	1,390	1.7	41,814	79	130
Sulphurets		446,000	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Kerr		374,000	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Iron Cap		423,000	0.41	5,576	0.22	2,051	4.6	62,559	41	38
KSM Total		3,656,200	0.44	52,138	0.17	14,030	2.4	281,616	58	465

Measured plus Indicated Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	$10.75-$11.25 NSR Pits $16 NSR UG
Mitchell		2,358,700	0.54	41,059	0.15	7,996	2.9	221,991	62	320
East Mitchell		1,759,000	0.55	31,178	0.10	3,904	1.8	101,047	85	328
Sulphurets		446,000	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Kerr		370,000	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Iron Cap		423,000	0.41	5,576	0.22	2,051	4.6	62,559	41	38
KSM Total		5,356,700	0.51	88,360	0.16	19,420	2.4	413,680	63	742

Inferred Resources

Project	Cut Off Grade (g/t)	Tonnes (000)	Gold		Copper		Silver		Molybdenum
			Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	$10.75 NSR Pits $16 NSR UG
Mitchell		1,282,600	0.29	11,819	0.14	3,832	2.5	102,228	47	133
East Mitchell		281,100	0.37	3,372	0.07	403	2.3	21,112	61	38
Sulphurets		223,000	0.44	3,155	0.13	639	1.3	9,320	30	15
Kerr		1,999,000	0.31	19,823	0.40	17,720	1.8	114,431	23	103
Iron Cap		1,899,000	0.45	27,474	0.30	12,556	2.6	158,741	30	126
KSM Total		5,684,700	0.36	65,643	0.28	35,150	2.2	405,832	33	415

Note:

1.	The effective date for the Mineral Resource Estimate for Mitchell and East Mitchell is March 31, 2022, and for Kerr, Sulphurets and Iron Cap is December 31, 2019.
2.	The Mineral Resource estimates have been reviewed and approved by Henry Kim P.Geo., an independent Qualified Person. Mr. Kim verified the databases supporting the mineral resource estimates and conducted a personal inspection of the property and reviewed drill core from a range of representative drill holes at site and at the core storage facilities in Stewart, B.C. with Seabridge geology staff.
3.	Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).
4.	Mineral Resources were constrained within minable shapes depending on their mining methods.
5.	Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Following metal prices were used to determine Mineral Resources: US$1300/oz Au, US$3/lb Cu, US$20/oz Ag, and US$ 9.7/lb Mo.
7.	For other key assumption parameters, methods used for: Mitchell and East Mitchell, see 2022 KSM PFS and PEA Report.
8.	Numbers may not add due to rounding.

Note: United States investors are cautioned that the requirements and terminology of NI 43-101 may differ from the requirements of the SEC, including Regulation SK-1300. Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s mining disclosure standards. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Mineral Reserves

Mineral Reserves for the 2022 PFS are based on open pit mining of the Mitchell, East Mitchell and Sulphurets deposits. Waste to ore cut-offs were determined using an NSR for each block in the model. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,300/oz gold, US$3.00/lb copper, US$20.00/oz silver and US$9.70/lb molybdenum and a foreign exchange rate of US$0.79 to Cdn$1.00 have been used in the NSR calculations.

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine pit limits in the 2022 PFS. Production is limited by the permitted tailings volume of 2.29 Bt. Open pit designed phases use updated geotechnical studies based on most recent site investigation programs.

Mineral reserves have been estimated using the updated pit designs. The open pit minimum NSR cut-off grade is based on an estimated process operating cost of Cdn$11.00/t. Process operating costs include plant processing (including crushing/ore transport costs where applicable), G&A, surface service, tailing construction, and water treatment costs. A premium cut-off grade of Cdn$25.00/t is used until the end of Year 5 to maximize the net present value (NPV) and minimize the time to payback of initial capital.

The table below summarizes the estimated Proven and Probable Mineral Reserves for the KSM mineral deposits.

KSM Proven and Probable Mineral Reserves as of May 26, 2022

		Ore (Mt)	Diluted Grades				Contained Metal
			Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (Moz)	Cu (Mlb)	Ag (Moz)	Mo (Mlb)
Proven	Mitchell	483	0.74	0.20	3.3	49	11.5	2,161	51	53
	East Mitchell	814	0.69	0.11	1.8	91	18.1	2,043	47	163
	Sulphurets	0	0.00	0.00	0.0	0	0.0	0	0	0
	Total Proven	1,297	0.71	0.15	2.4	75	29.6	4,203	98	215
Probable	Mitchell	452	0.59	0.15	2.5	74	8.6	1,458	36	74
	East Mitchell	392	0.46	0.09	1.7	84	5.8	784	21	73
	Sulphurets	151	0.68	0.26	1.0	70	3.3	874	5	23
	Total Probable	995	0.55	0.14	1.9	77	17.7	3,116	62	170
Proven + Probable	Mitchell	935	0.67	0.18	2.9	61	20.1	3,619	87	126
	East Mitchell	1,206	0.62	0.11	1.8	89	23.9	2,826	68	236
	Sulphurets	151	0.68	0.26	1.0	70	3.3	874	5	23
	Total Proven + Probable	2,292	0.64	0.14	2.2	76	47.3	7,320	160	385

Notes:

1.	The Mineral Reserve estimates were reviewed by Jim Gray, P.Eng. (who is also the independent Qualified Person for these Mineral Reserve estimates), reported using the 2014 CIM Definition Standards and 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, and have an effective date of May 26, 2022.
2.	Mineral Reserves are based on the 2022 PFS all open pit Life of Mine plan.
3.	Mineral Reserves are mined tonnes and grade, the reference point is the mill feed at the primary crusher and includes consideration for operational modifying factors.
4.	Mineral Reserves are reported at NSR cut-off grades that vary between of $11/t and $25/t using the following assumptions: metal prices of US$1300/oz Au, US$3.00/lb Cu, US$20/oz Ag, and US$ 9.70/lb Mo at a currency exchange rate of 0.79 US$ per CAD$; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag, molybdenum concentrate terms are 99% payable. Offsite costs (smelting, refining, transport, and insurance) are C$281 per tonne of copper concentrate and C$5527 per tonne of molybdenum concentrate; doré terms are $2/oz offsite costs (refining, transport and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work.
5.	The NSR cut-off grade is varied from Cdn11/t to Cdn25/t and covers the estimated process operating cost of $10/t for ore processing, G&A, surface service, tailings, and water treatment costs.
6.	Mineral Reserves account for mining loss and dilution.
7.	Mineral Reserves are a subset of the mineral resource.
8.	Numbers have been rounded as required by reporting guidelines.

Mine Production Plan (PFS)

The open pit only mine production plan starts in the higher grade Mitchell pit. Production from the high grade upper East Mitchell zone is introduced in Year 3. Waste mined from the Sulphurets, East Mitchell and Mitchell pit is placed in the Mitchell rock storage facility (“RSF”) until Mitchell pit is mined out by Year 25. Final waste from East Mitchell is backfilled into the mined out Mitchell pit from Year 25 onward along with some waste rehandled from the Mitchell RSF.

The updated mine plan reduces overall footprint by not using the McTagg RSF as required in the 2016 KSM PFS/PEA Report and by utilizing mined out pits for backfilling waste rock.

Autonomous mine operations where applicable and an integrated remote operations centre reduce on-site personnel.

Electrification of the haul truck fleet with trolley assist reduces carbon emissions and overall mine energy costs by replacing diesel with low cost energy from electricity.

Mill feed ramps up to 130,000 tonnes per day by Year 2 followed by a 50% increase to 195,000 tonnes per day from Year 3 onwards. Average annual mill feed throughput for the 33 years of mine life is estimated at 69.5 million tonnes.

At Mitchell, a near-surface higher grade gold zone crops out allowing for gold production in the first seven years that is substantially above the mine life average. The mine plan is specifically designed for mining highest gold grade first to facilitate a quick capital investment payback. The project’s post-tax payback period is approximately 3.7 years for the Base Case or 11% of mine life. Metal production for the first seven years, compared to life of mine average production, is estimated as follows:

Average Annual Metal Production

	Years 1-7 Average	Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.89	0.64
Copper (%)	0.21	0.14
Silver (grams per tonne)	3.0	2.2
Molybdenum (parts per million)	52	76
Annual Production:
Gold (ounces)	1,413,000	1,027,000
Copper (pounds)	251 million	178 million
Silver (ounces)	3.8 million	3.0 million
Molybdenum (pounds)	2.1 million	4.2 million

Note: Annual production shows total metal contained in copper concentrate, doré, and molybdenum concentrate.

Figure 4 – KSM Project Layout

Infrastructure

Mitchell-Treaty Tunnels (MTT)

The MTT, two parallel 22 km tunnels, connects the mine site in the Mitchell Valley to the Processing Plant and Tailings Management Area in the North Treaty Valley. All mined ore from the Mitchell OPC will be transported to the Treaty OPC through the MTT, and personnel and freight will be transported between the PTMA and the Mine Site via the train system. The MTT also includes electric power cables to service the Mitchell mining area. The twinned tunnel configuration provides higher capacity with the haulage loop and rail cross-overs allow sections of the tunnel to be isolated for periodic tunnel maintenance.

Mine to Mill Ore Transport System

Ore will be crushed at the Mitchell OPC, loaded onto trains and transported to the Treaty coarse ore stockpile (COS) via the 22.9 km twin MTT. The trains are autonomous and controlled from a control centre at Treaty. The electric drives rely on regenerative braking which is input back into the grid.

The ore transport is configured to start operations at a nominal production rate of 130,000 tpd and ramps up to 195,000 tpd for the start of Year 3.

The train system will also handle personnel, freight, and fuel requirements between Treaty and Mitchell. The power cable for the mine will also be in the MTT.

Power Supply

Electric service for the KSM Project will be from BC Hydro’s Northern Transmission Line (“NTL”) that was completed in 2014.

The new 344 km long, 287 kV, NTL runs from the Skeena Substation on the BC Hydro 500 kV grid near Terrace, BC, to Cranberry Junction, from which point it roughly parallels BC Highway 37 to its terminus at Bob Quinn Lake. A 30 km long, 287 kV transmission extension from the NTL will be constructed, originating at the Treaty Creek Switching Station (BC Hydro designation TCT) and terminating at the Treaty processing plant. This spur line will parallel the Treaty Creek access road in a common corridor. Land tenure for the right-of-way has been obtained and construction of the TCT is currently underway. The Treaty Creek Switching Station on the NTL will be approximately 18 km south of Bell II.

The Sept. 2018 System Impact Study (SIS) by BC Hydro provides for a site maximum demand of 245 MW based on 3 power supply queue positions, which were a result of two increases in the mine power supply based on two updates to the SIS, as the planned KSM size and load grew from the initial submission. As it stands, KSM has 245 MW reserved for its use.

Tailings Management

The TMF would be constructed in three cells: the North and South cells for flotation tailing, and a lined cell for CIL tailing. The cells are confined between four dams (North, Splitter, Saddle, and Southeast dams) located within the Teigen-Treaty Creek cross-valley. In total, the TMF is designed to have a capacity of 2.29 Bt.

De-pyritized flotation tailing is to be stored in the North and South cells. The pyrite bearing CIL tailing is to be stored in a lined central cell.

The cyclone sand dams will be constructed over earth fill starter dams using the centerline construction method with compacted cyclone sand shells and low-permeability glacial till cores. The Saddle and Splitter dam cores incorporate geomembranes to limit seepage from the CIL residue tailings. The dams will be progressively raised over their operating life to an ultimate elevation of 1,068 m.

Seepage from the impoundment will be controlled with low-permeability zones in the tailings dams and dam foundation treatment. Seepage and runoff from the tailings dams will be collected downstream at seepage collection dams and pumped back to the TMF. The ponds behind the collection dams will also be used to settle solids eroded by runoff from the dam and fines from cyclone sand construction drain-down water.

Mine Site Water Management

The overall site water management strategy, including the discharge from the Water Storage Facility (“WSF”) via the High-density Sludge (“HDS”) water treatment plant (“WTP”) was the strategy that was reviewed and approved during the EA Application and EIS review process.

Two main diversion tunnel routes will be required to route non-contact water from the Mitchell and McTagg valleys around the mine site.

Lined surface diversion channels will be constructed progressively during operations, along the contact of the RSF and the hillside, to divert surface flows.

All contact water from the mine site areas (open pits, RSFs, roads, infrastructure) will be directed to the WSF, located in the lower Mitchell Creek area. The WSF will be formed with a 165 m high rock fill asphalt core dam built to full height by Year -1 and is sized to store annual freshet flows and volumes resulting from a 200-year wet year. The core zones of the WSF dam will be founded on competent sedimentary rock foundations. Seepage will be controlled by the asphalt core in the dam and the dam foundation will be grouted. A seepage collection pond will collect seepage water beyond the toe of the main dam and return it to the WSF.

Mine area contact water will be treated with a High Density Sludge (HDS) lime water treatment plant (“WTP”). A Selenium WTP will be constructed and operational by Year 5 to treat up to 500 L/s of seepage principally from the RSF and select point sources within Mitchell Valley with selenium loaded waters, compared to lower concentrations within the WSF. The HDS WTP and the WSF will be operational before mill start-up to allow pre-production activity in the Mitchell Valley and Mitchell pit area.

Three major tunnels will be excavated during the construction period:

●	Mitchell Treaty Twinned Tunnels (MTT)

●	Mitchell Diversion Tunnel (MDT)

●	McTagg Diversion Tunnel (MTDT)

These tunnels are classified as either infrastructure tunnels (MTT) or water tunnels (MDT and MTDT). Additional tunnels will be constructed at various times during mine operations for diversion of contact water around mine facilities in Mitchell Valley or noncontact water around the east side of the TMF.

Access Roads

Current proposed permanent access roads include the existing 59 km long resource access route from Highway 37 to the former Eskay Creek Mine. The proposed 33 km long CCAR will commence near the southern limit of this existing road, and extend south then west to the proposed Mine Site.

The TCAR will leave Highway 37 approximately 19 km south of Bell 2, and head west. The TCAR network provides access to the Treaty OPC, the TMF, and the MTT Saddle Area. It will include a 30 km two-lane access route from Highway 37 to an intersection at approximately km 17 and continue up the Treaty River valley to the Saddle Area. The North Treaty Access Road branches off the TCAR at the km 17 intersection and leads to the Treaty OPC, TMF, and Treaty MTT portal.

Geohazards

Geohazard and risk assessments were completed for the proposed facilities within the KSM footprint. As expected for a mountainous, high-relief property site, snow avalanche and landslide hazards exist, with the potential to affect mine construction, operations, and closure. Mitigation strategies have been identified to reduce the high and very high risk scenarios to a target residual risk not exceeding moderate. Further risk reduction will be achieved where practical and cost-efficient and as part of the detailed design of specific facilities.

Capital Cost Estimate (2022 PFS)

An initial capital of US$6.432 billion is estimated for the 2022 PFS. Initial capital includes all costs to build the facilities that mine, transport, and process ore to produce first concentrate and doré. All currencies in are expressed in US dollars, unless otherwise stated. Costs have been converted using a fixed currency exchange rate of US$0.77 to Cdn$1.00. The expected accuracy range of the capital cost estimate is +25%/-10%.

A summary of the 2022 PFS initial and sustaining capital costs is shown in the Table below.

Capital Costs (US$ million)

	Initial	Sustaining	Total
	US$ M	US$ M	US$ M
Direct Costs
Mine	1,420	1,766	3,187
Process	2,003	309	2,312
Tailings Management Facility	513	630	1,143
Environmental	15	8	23
On-site Infrastructure	39	-	39
Off-site Infrastructure	76	11	87
Power Supply/Energy Recovery	121	46	167
Total Direct Capital	4,188	2,770	6,958
Indirect cost	1,090	97	1,188
Owner’s cost	204	-	204
Contingency	949	343	1,293
Total Capital	6,432	3,210	9,642

This estimate was prepared with a base date of Q1/Q2 2022. The estimate does not include any escalation past this date. Budget quotations were obtained for major equipment; vendors provided equipment prices, delivery lead times, spare allowances, and freight costs to a designated marshalling yard in northern BC, with some exceptions for delivery points to different BC locales. The quotations used in this estimate were obtained in Q1/Q2 2022, and are budgetary and non-binding. For non-major equipment, costing is based on in-house data, quotes from previous studies. No cost escalation is included.

All equipment and material costs include Incoterms FCA. Other costs such as spares, taxes, duties, freight, and packaging are covered separately in the estimate as indirect costs.

Capital costs exclude reclamation and closure costs that are accounted for in the economic analysis.

Sustaining capital costs were also estimated leveraging the same basis of information applied to the initial capital estimate with respect to vendor quotations, labour, and material costs. The sustaining capital costs total US$3.210 billion and consist of:

●	open pit mine development, principally mobile fleet replacement

●	process plant expansion

●	TMF expansions, mainly comprising dam raises and CIL basin expansions

●	indirect costs, including construction indirects, spares, freight, and logistics, EPCM, vendor assistance, and contingency.

Operating Cost Estimate (2022 PFS)

Average mine, process and G&A operating costs over the project’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.36 per tonne milled (before base metal credits). The cost estimates are based upon budget prices in Q1/Q2 2022 or data from the database of the consulting firms involved in the cost estimates. When required, certain costs in this report have been converted using a fixed currency exchange rate of Cdn$1.00 to US$0.77. The expected accuracy range of the operating cost estimate is +25%/-10%.

A breakdown of estimated unit operating costs is as follows:

LOM Average Unit Operating Costs (US$ Per Tonne Milled)

Mining	3.31
Process	6.31
G&A + Site Services	1.06
Tailings Storage/Handling	0.11
Water Management/Treatment	0.50
Energy Recovery	-0.07
Provincial Sales Tax	0.13
Total Operating Costs	11.36

The mining operating costs are LOM average unit costs calculated by dividing the total LOM operating costs by LOM milled tonnages. The costs exclude mine pre-production costs.

The electric service to the KSM Site (including all terms and conditions such as rates and metering requirements, connection charges, and many aspects of the KSM connecting transmission line) will be in accordance with the latest edition of BC Hydro Electric Tariffs, in particular:

●	Rate Schedule 1823 – Transmission Service – Stepped Rate

●	Rate Schedule 1901 – Deferral Account Rate Rider

●	BC Hydro Electric Tariff Supplement No. 5 (TS5) Agreement for Customers Taking Electricity under 1821 (1821 is now 1823) (TS5 is a template for the Electricity Supply Agreement with the format set as per the tariffs and is not subject to change)

●	BC Hydro Electric TS6 Agreement for Transmission Service Customers (TS6 is a fill in the blanks template for the Facilities Agreement with the format set as per the tariffs and is not subject to change)

●	BC Hydro Electric Tariff Supplement No. 74 (TS74) Customer Baseline Load Determination Guidelines.

The cost of power for KSM, delivered to the 25 kV bus bars of the Treaty ore processing complex, has been estimated as Cdn $0.0596 per kWh, based on rates effective in Q1 of 2022) including applicable taxes and energy cost savings due to BC Hydro’s Power Smart program. The KSM power cost includes the transmission line losses from the metering point at the Treaty Creek Switching Station, plus Substations No. 1 and No. 2 transformer losses and peaking power cost. The calculated power cost as estimated for the 2022 PFS is somewhat below regular rates due to a large reduction or elimination of costly Tier 2 energy in accordance with an efficient plant design as accepted by BC Hydro’s “Power Smart” program based on a study approved by BC Hydro.

Economic Evaluation (2022 PFS)

The economic evaluation was prepared on both a pre-tax financial and a post-tax financial model.

A Base Case economic evaluation for the 2022 PFS was prepared incorporating historical three-year trailing averages for gold, copper and silver metal prices of as of June 20, 2022. Molybdenum price is based on a recent study for a primary molybdenum project. Two alternate cases are also presented: (i) The Recent Spot Case incorporating spot prices at about the effective date of the 2022 KSM PFS and PEA Report for gold, copper, silver and the US$/Cdn$ exchange rate; and, (ii) The Alternate Case that incorporates lower metal prices than used in the Base Case to demonstrate the 2022 PFS’s sensitivity to lower metal prices. The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases are shown in the Table below.

Projected Economic Results (US$)

	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,742	1,850	1,500
Copper ($/pound)	3.53	4.25	3.00
Silver ($/ounce)	21.90	22.00	20.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$35	$-83	$118
Operating Costs Per Ounce of Gold Produced (life of mine)	$275	$164	$351
Total Cost Per Ounce of Gold Produced (inclusive of all capital and closure)	$601	$490	$677
Initial Capital (billions)	$6.4	$6.4	$6.4
Sustaining Capital (billions)	$3.2	$3.2	$3.2
Unit Operating Cost (US$/tonne)	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6	$46.1	$27.9
NPV @ 5% Discount Rate (billions)	$13.5	$16.4	$9.2
Internal Rate of Return	20.1%	22.4%	16.5%
Payback Period (years)	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$23.9	$28.6	$17.1
NPV @ 5% Discount Rate (billions)	$7.9	$9.8	$5.2
Internal Rate of Return	16.1%	18.0%	13.1%
Payback Period (years)	3.7	3.4	4.3

Note:

1.	Operating and total cost per ounce of gold are after copper, silver and molybdenum credits.
2.	Total cost per ounce includes all start-up capital, sustaining capital and reclamation/closure costs.
3.	Results include consideration of Royalties and Impact Benefit Agreements.
4.	The post-tax results include the B.C. Mineral Tax and provincial and federal corporate taxes.

Sensitivity analyses were carried out on gold, copper, silver, and molybdenum metal prices, exchange rate, capital expenditure and operating costs. The analyses are presented in the 2022 KSM PFS and PEA Report graphically as financial outcomes in terms of pre-tax NPV, IRR and payback period. The KSM Project NPV is most sensitive to gold price and exchange rate followed by operating costs, copper price and capital costs. The IRR is most sensitive to exchange rate, capital costs and gold price followed by copper price and operating costs. In general, sensitivity to metal price is roughly equivalent to sensitivity to metal grade. Financial outcomes are relatively insensitive to silver and molybdenum prices.

Recommendations

2022 PFS Recommendations

It is recommended that Seabridge focus on advancing development of the KSM Property as described in the 2022 PFS by completing the data collection required to conduct a Feasibility Study. The majority of the US$21.7 million to US$27.3 million of estimated Feasibility Study data collection is related to geotechnical site investigations for TMF, site infrastructure, mine water management tunnels, and water storage dam.

Deferral of Feasibility Study Data Collection

The Issuer plans to continue to pursue a joint venture or sale of the KSM Project. Since it does not intend to build or operate the KSM Project and the KSM Project includes multiple deposits and provides a joint venture partner (or purchaser) significant flexibility in the design of the KSM Project in accordance with its priorities and risk tolerance, the Issuer believes that it does not make sense for it to start into work on a feasibility study on the KSM Project on its own. The work is expected to be work the joint venture partner will undertake. The 2022 KSM PFS and PEA Report includes recommendations on additional work that could be completed to advance the KSM Project, including budget estimates. The work that a joint venture partner might choose to complete might include none, some or all of this recommended work and might include significantly more work or take a different approach to developing the KSM Project, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is impossible to predict. Certain data collection work and studies that are likely required regardless of the ultimate KSM Project design and steps towards satisfying conditions in its environmental assessment certificate have been undertaken and work on them is likely to continue as the Issuer determines it to be worthwhile, subject to available funding.

In addition, the Issuer has commenced certain early construction works to advance the KSM Project as the Issuer is seeking a joint venture partner. These works are focused on establishing site access, camps and construction power as well as initial work towards infrastructure on the critical path of the construction schedule. See “Early KSM Construction Works”.

2022 Preliminary Economic Assessment

The 2022 KSM PFS and PEA Report also includes a Preliminary Economic Assessment of a stand-alone mine plan and has been undertaken to evaluate a potential future expansion of the KSM mine to the Iron Cap and Kerr deposits after the 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d, demonstrating that KSM has multigenerational long-life mining project potential with flexibility to vary metal output. None of the Mineral Resources incorporated into the 2022 PEA mine plan have been used in the 2022 PFS mine plan.

The 2022 PEA starts with the development of an Iron Cap block cave mine supplemented with a small open pit at Kerr. Development of a Kerr block cave mine begins when Iron Cap development tapers off. Kerr block cave mill feed starts 6 years after the start of Iron Cap mill feed. Mill feed delivery to the process plant is ramped up to 170,000 tpd by Year 12 but after year 23 tapers down to around 80,000 tpd for the final 13 years. Over the entire 39-year mine life, mill feed will be delivered to a flotation concentration mill circuit. The flotation plant will produce a gold/copper/silver concentrate and separate molybdenum concentrate for transport by truck to a nearby seaport at Stewart, B.C.

Mineral Resources (2022 PEA)

The 2022 PEA uses the mineral resource estimates for the Kerr and Iron Cap deposits disclosed above. The NSR cutoff for the PEA open pit is Cdn$10.75/t. In addition, the mineral resources are constrained by conceptual mining shapes.

The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources in the 2022 PEA mine plan are not Mineral Reserves and do not have demonstrated economic viability.

2022 PEA Mine Design (2022 PEA)

Kerr open pit has been designed to supplement block cave mill feed during the ramp up of the PEA block cave production.

Waste to mill feed cut-offs are determined using a NSR for each block in the model. The pit delineated resources for the 2022 PEA use an NSR cut-off of Cdn$10.75/t. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,200 per ounce gold, US$2.70 per pound copper, and US$17.50 per ounce silver and a foreign exchange rate of US$ 0.83 per Cdn$1.00 are used in the NSR calculations.

The underground block caving mine designs for Iron Cap and Kerr are based on modeling using GEOVIA’s Footprint Finder (FF) software. The ramp-up and maximum yearly mine production rates are established based on the rate at which the drawpoints are constructed and the assumptions are conservatively less than the demonstrated maximum industry rate and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs are based on industry averages adjusted to suit the anticipated conditions.

The Iron Cap block cave mine includes an estimated development duration of 4 years, a production ramp-up period of 6 years, steady state production at 32.9 million tonnes per year for 17 years, and then a production ramp-down period of 6 years. The Iron Cap block cave is located adjacent to the MTT, the transportation conduit between mine and mill.

The Iron Cap mine is designed as a partially electrified mine with partial automation where battery electric vehicles replace diesel production loaders on the extraction level and trains replace trucks on the haulage level. The height of draw averages around 500m, ranging from 200m on the west limit that is developed early in the mine life to 750m on the east edge of the design that is developed late in the mine life.

The Kerr block cave has an estimated development duration of five years, a production ramp-up period of 5 years, and steady state production at 29.2 million tonnes per year for 20 total years with a seven year production dip to as low as 15.0 million tonnes during the transition from the first to second lift.

The Kerr block cave has been designed as a conventionally developed and operated block cave mine leaving additional upside for improvement by electrification.

The mining NSR shut-off is Cdn$20 per tonne for the Iron Cap block cave and Cdn$18 per tonne for the Kerr block cave. The mill feed contained in the mine plan for the 2022 PEA including dilution and mining losses are stated as follows.

Mill Feed from the PEA Mine Plan

Zone	Mining Method	Classification	Tonnes (millions)	Average Grades			Contained Metal
				Gold (g/t)	Copper (%)	Silver (g/t)	Gold M oz’s	Copper M lbs	Silver M oz’s
Iron Cap	Block Cave	M+I	58	0.62	0.28	3.2	1.1	354	5.9
		Inferred	685	0.58	0.36	3.0	12.7	5,424	65.4
Kerr	Open Pit	M+I	117	0.26	0.51	1.4	1.0	1,315	5
		Inferred	7	0.74	0.09	1.5	0.2	14	0
	Block Cave	M+I	48	0.25	0.53	1.3	0.4	557	2.0
		Inferred	777	0.31	0.49	1.7	7.8	8,339	43.6
Total Mill Feed Mined		M+I	223	0.35	0.45	1.8	2.5	2,226	13
		Inferred	1,469	0.44	0.43	2.3	20.7	13,777	109

Note: The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Production (2022 PEA)

The 2022 PEA assumes that the 2022 PFS plan has been completed. Open pit mining equipment will be relocated to the Kerr deposit to begin prestripping while the Iron Cap block cave is being developed. Year 1 of the 2022 PEA mine life coincides with the first year of mill feed from the Iron Cap deposit. Mill feed from Kerr block cave begins in Year 7. The 2022 PEA production plan produces 14.3 Billion pounds of copper, 14.3 Million ounces of gold, 68.2 million ounces of silver, and 13.8 million pounds of molybdenum from 1.7 Billion tonnes of mill feed over a 39 year mine life. The production schedule is shown in the graph below.

2022 PEA Mill Feed Production Schedule

Average annual production is summarized estimated as follows:

Average Annual Metal Production

Life of MineAverage
Average Grades:
Gold (grams per tonne)	0.43
Copper (%)	0.43
Silver (grams per tonne)	2.2
Molybdenum (parts per million)	24
Average Annual Production:
Gold (ounces)	368,000
Copper (pounds)	366 million
Silver (ounces)	1.8 million
Molybdenum (pounds)	0.4 million

Note: Annual production shows total metal contained in copper concentrate, doré, and molybdenum concentrate.

Cost allowances for tailings storage and management have been included in the 2022 PEA. Tailing management is envisioned as a combination of technically viable storage approaches that will be refined in future studies to comprise appropriate and responsible solutions depending on best selected locations and available technology.

Capital Costs (2022 PEA)

Initial capital cost for the 2022 PEA is estimated at US$1.5 billion with sustaining capital over the 39 year mine life estimated at US$12.8 billion dominated by block cave development capital. Initial capital includes all capital until the first year of mill feed (Year 1). Capital estimates are summarized as follows:

2022 PEA Capital Costs (US$ million)

	Initial	Sustaining	Total
	US$ M	US$ M	US$ M
Direct Costs
Mine	828	6,678	7,506
Process	0	651	651
Tailings Management Facility	74	664	738
On-site Infrastructure	26	573	599
Power Supply/Energy Recovery	0	112	112
Total Direct Capital	927	8,678	9,606
Indirect cost	253	1249	1,502
Contingency	320	2824	3,145
Total Capital	1,500	12,752	14,252

Note: Numbers may not add due to rounding

Operating Costs (2022 PEA)

Average mine, process and G&A operating costs over the 2022 PEA’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.98 per tonne milled (before base metal credits). A breakdown of estimated unit operating costs is as follows:

2022 PEA LOM Average Unit Operating Costs
(US$ Per Tonne Milled)

Mining	4.99
Process	4.31
G&A + Site Services	1.89
Tailings Storage/Handling	0.15
Water Management/Treatment	0.68
Energy Recovery	-0.09
Provincial Sales Tax	0.05
Total Operating Costs	11.98

Economic Analysis (2022 PEA)

A Base Case economic evaluation using a discounted cash flow analysis was undertaken incorporating historical three-year trailing averages for gold, copper and silver metal prices of as of June 20, 2022. This approach is used because it is consistent with the 2022 PFS Base Case. Molybdenum price is based on a recent study for a primary molybdenum project. Two alternate cases are also presented: (i) an Alternate Case that incorporates lower metal prices than used in the Base Case to demonstrate the project’s sensitivity to lower prices; and, (ii) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate. The pre-tax and post-tax estimated economic results in U.S. dollars for all three are as follows:

2022 PEA Projected Economic Results (US$)

	2022 PEA Base Case	2022 PEA Alternate Case	2022 PEA Recent Spot Case
Metal Prices:
Gold ($/ounce)	1,742	1,500	1,850
Copper ($/pound)	3.53	3.00	4.25
Silver ($/ounce)	21.90	20.00	22.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Pound of Copper Produced (life of mine)	$0.38	$0.59	$0.32
Total Cost Per Pound of Copper Produced (inclusive of all capital)	$1.44	$1.64	$1.38
Pre-Tax Results:
Net Cash Flow (billions)	$29.8	$19.4	$40.9
NPV @ 5% Discount Rate (billions)	$9.7	$5.8	$13.9
Internal Rate of Return	24.0%	17.4%	30.4%
Payback Period (years)	4.7	7.5	3.9
Post-Tax Results:
Net Cash Flow (billions)	$18.5	$11.9	$25.6
NPV @ 5% Discount Rate (billions)	$5.8	$3.3	$8.4
Internal Rate of Return	18.9%	13.5%	24.0%
Payback Period (years)	6.2	8.7	4.4

Note:

1.	The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
2.	Results include consideration of Royalties and Impact Benefit Agreements.
3.	Operating and total cost per pound of copper produced are after gold, silver and molybdenum credits.
4.	The post-tax results include the B.C. Mineral Tax and provincial and federal corporate taxes.
5.	Cash flows are discounted to the start of the 2022 PEA development.
6.	Payback years are measured from the first year of mill feed.

The 2022 PEA financials are more sensitive to changes in copper price and exchange rate than changes in capital costs and operating costs.

Early KSM Construction Works

Under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been “substantially started” by the deadline specified in the EAC. Once the ’substantially started’ designation is achieved, the EAC is no longer subject to expiry.

At the KSM Project, the Issuer’s principal current activities are directed towards early construction activities at a pace to keep on course for the KSM Project to achieve the “substantially started” designation by the July 29, 2026 deadline. Construction of infrastructure continued in 2022 and it is ongoing while concurrently the Issuer is searching for a partner for the KSM Project. The early construction work is focused on site access, camps, power supply and preparation for construction of infrastructure on the critical path for building the mine. This work includes completing construction of the Glacier and Taft Creeks fish habitat offsetting ponds, completing the initial 8.6 km segment of the CCAR, building the initial 17 km of the TCAR, including the Bell-Irving River Bridge, and the access road from the 17 km mark of the TCAR to the PTMA, construction of a camp near the beginning of the TCAR and preparation of the site where the Mitchell Valley camp will be constructed. In addition, in February, 2022, KSMCo entered into a Facilities Agreement with BC Hydro covering the design and construction of the Treaty Creek Switching Station (the “TCT”) by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. The TCT, located where KSM’s Treaty Creek Access Road meets Highway 37, south of Bell 2, is now scheduled to be completed in mid-2025. KSMCo has completed its design for a 30 km long 287 KV transmission line to interconnect the TCT and the KSM plant site. This KSM transmission line is scheduled to be constructed in 2024 with completion planned for early 2025. The construction of the transmission line, the substation at the PTMA and the purchase of construction power equipment are presently intended to be included as part of the Issuer’s early construction activities, but the balance of the estimated cost to complete construction of the mine is presented in the 2022 PFS. The system reinforcement security to be paid under the Facilities Agreement is eligible to be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

As of December 31, 2022, the Issuer has completed construction of the Bell-Irving River Bridge, the camp near the beginning of the TCAR with surrounding laydown and infrastructure areas for future use, approximately 17 km of the TCAR and 3.2 km of the CCAR and the preparation work for the site of the camp in the Mitchell valley. In addition, most of the work is complete on the Glacier Creek fish habitat offsetting ponds and site access has been established and building of the pad for the TCT is well underway by BC Hydro.

Independent Geotechnical Review Board

In January, 2015, the Issuer established an Independent Geotechnical Review Board (“IGRB”) for the KSM Project to review and consider the KSM Project’s TMF and WSF with a focus on their structural stability and integrity. The IGRB is in place to provide independent, expert oversight, opinion and advice to Seabridge on the design, construction, operational management and ultimate closure of the TMF and WSF. The IGRB has unimpeded access to all technical data necessary to enable them to assess KSM’s TMF and WSF on an ongoing basis to ensure that these structures meet internationally accepted standards and practices which effectively minimize risks to employees, lands and communities.

There are four core members of the IGRB and three support members whose expertise will be called upon as needed. The IGRB comprises the following leading experts in their fields:

Name	Education and Experience
Dr. Ian Hutchison (Chairman, Core Member)	Ph.D. in Civil Engineering and has over 45 years of experience in the planning design and construction of mining and heavy civil engineering facilities in North and South America and Southern Africa.
Dr. Gabriel Fernandez (Core Member)	Civil Engineer, M.S. in Soil, Ph.D. in Geotechnical Engineering and has over 45 years of experience.
Mr. Terry Eldridge (Core Member)	P.Eng., FEC and has over 35 years of experience in the investigation, design, construction and closure of mine waste management facilities.
Mr. Anthony Rattue (Core Member)	P.Eng. and has over 45 years of experience in geotechnical engineering.
Dr. Leslie Smith (Support Member)	Professor in the Department of Earth, Ocean and Atmospheric Sciences at the University of British Columbia, where he holds the Cominco Chair in Minerals and the Environment, and has 45 years of experience in hydrogeology in the topic areas of groundwater flow and contaminant transport, numerical modeling, groundwater – surface water interactions, and applications of hydrogeology in mining.
Mr. Jim Obermeyer (Support Member)	M.S. in Civil Engineering with a specialty in Geotechnical Engineering, a licensed professional engineer in Colorado, Arizona, New Mexico, Montana and Wyoming, and has 45 years of experience in Civil and Geotechnical Engineering and managing and coordinating multidisciplinary projects.
Dr. Jean Pierre Tournier (Support Member)	Ph.D. in Civil Engineering - Soil Mechanics and has 40 years of experience in the design and construction of hydroelectric developments.

The initial IGRB review of Seabridge Gold’s TMF and WSF design was conducted between March 9 and 12, 2015 and was developed to answer five questions: (1) Are dams and structures located appropriately; (2) Are dam sections, materials, construction methods and sequencing appropriate for the site; (3) What are the greatest design, construction and operating risks; (4) Are the facilities designed to operate effectively, and: (5) Are the facilities designed to be safe? The Board concluded that it was satisfied with the project’s designs and responded favourably to all five questions, as highlighted in the Board’s first report which was released in April 2015. Additionally, the Board presented a series of recommendations for Seabridge to consider during the ongoing engineering design of TMF and WSF as advancement continues.

Since 2015 the IGRB has held seven more meetings and the Issuer has issued Reports 1 through 6 and is reviewing the report for the seventh meeting, which occurred in November, 2021. The Issuer is waiting to receive the finalized report for the eighth meeting, which occurred in October, 2022.

All IGRB reports issued are posted to the Issuer’s KSM Project website at www.ksmproject.com.

Courageous Lake Project

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property. The Project is in the Slave Structural Province within the Courageous Lake greenstone belt (“CLGB”), which is a steeply east dipping homocline sequence of metavolcanic and metasedimentary rocks of the Yellowknife Supergroup. Felsic volcanic rocks and their intrusive equivalents in the CLGB were derived from peraluminous, sub-alkaline magmas of calc-alkaline affinity. These felsic volcanic lithologies are the predominant host of the FAT deposit.

The property lies in a historic mining district and includes two past producing gold mines. Year round access is available by air only, either by fixed wing aircraft to the airstrip at the former Salmita mine six kilometers to the south, or via float-equipped aircraft to several adjacent lakes. During mid-winter, access is available via a winter road which branches from the main Tibbitt to Contwoyto winter road.

The Issuer purchased the Courageous Lake project on July 31, 2002 from Newmont Canada Limited and Total Resources Canada Limited. It acquired 17 mining leases covering 18,178 acres. Seabridge has paid US$5.5 million for the Project and the mineral tenures are subject to a 2.0% NSR. Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, Seabridge Gold (NWT) Inc. (formerly, 5073 N.W.T. Ltd.). The obligations of Seabridge Gold (NWT) Inc. (“Seabridge NWT”) under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property.

In 2004, Seabridge entered into an option to acquire an additional property (“Red 25”) in the area. Seabridge completed the payments required to acquire the property in 2017 and now holds title to Red 25. Subsequent to this acquisition, Seabridge staked contiguous open ground totaling an additional 49,133 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement with Newmont/Total, including the 2% royalty.

As of December 31, 2022, the Courageous Lake property is comprised of 85 Territorial mining leases, 3 Federal (AANDC) mining leases and one Federal (AANDC) mining claim, having a combined area of 50,228 hectares. Seventeen of the mining leases were acquired from Newmont/Total as described above. The mining leases are encumbered by two Royalty Agreements and two Debentures registered in favour of Newmont Canada Limited and Total, respectively. The royalties apply to a 2 km area of interest from and parallel to all exterior boundaries of the mining leases originally acquired from Newmont/Total.

Considerable exploration work was completed at the property before it was acquired by Seabridge in 2002. Seabridge has completed additional extensive exploration and advancement on the property, culminating in the preparation of a preliminary feasibility study in 2012. Since the preparation of the pre-feasibility study the focus of activities on the property has been on finding new deposits along the CLGB and, in March, 2014, the Issuer announced a resource estimate for a newly discovered higher grade deposit at Walsh Lake. After the announcement of the resource estimate in 2014 the Issuer only completed very limited exploration work on the Property from 2015 to 2017. However, in February, 2018 a new drill program started on additional targets for new deposits along the CLGB and identified two new targets for further drilling, Marsh Pond and Olsen. No further exploration work has been completed at the property.

Iskut Project

On June 21, 2016, the Issuer completed its acquisition of all of the outstanding shares of SnipGold Corp. (“SnipGold”) under a Plan of Arrangement.

SnipGold Corp. (formerly Skyline Gold Corporation) and its subsidiaries own the Iskut Project, a contiguous block of mineral claims in excess of 226 sq km in size in the Golden Triangle Area of northwestern B.C. which was assembled by SnipGold in a series of transactions that began in 2005. It is located about 30 kilometers from the KSM Project. The land package has undergone intermittent exploration with the majority of the work carried out in the late 1980s and early 1990s. This early work was undertaken by over 30 independent operators and their efforts have highlighted numerous targets which have seen little to no follow up work in the 20 years before the Project was acquired by the Issuer. SnipGold completed a resource estimate for the Bronson Slope Porphyry Deposit on its Iskut property in 2010. The Iskut Project includes the Johnny Mountain Mine site, which is now closed, and is adjacent to the Snip Mine.

Exploration by the Issuer

The Issuer conducted a series of exploration programs in each of 2016 through 2020 and led the Issuer to focus its work on the Quartz Rise lithocap. A lithocap is a clay-silica-rich alteration feature which is a product of hydrothermal fluids escaping at the top of a porphyry mineralizing system. The earlier programs resulted in the identification of a diatreme, which are commonly found above and adjacent to porphyry mineral systems which are their source of heat and fluids. Detailed work on the surface expression of the diatreme found that it plunges to the south toward the highest intensity chargeability anomaly and geochemical signature. The geophysical footprint was therefore expanded to the south and southwest into an area where glacial erosion had exposed the system vertically to a depth of over 800 meters. Surface mapping and sampling of this vertical exposure found extensive gold and copper anomalies within favorable thermally altered wall rock. Several intrusions have been identified in association with this diatreme and these features have been dated to about 186 million years, the same age as the Issuer’s KSM deposits. As a result of this work, the Issuer believes it has identified a large intrusive system at relatively shallow depth that is likely responsible for the Quartz Rise Lithocap and elevated gold and copper concentrations within a geological environment remarkably similar to Seabridge’s nearby KSM Project.

Follow-up drilling in 2020 tested geophysical anomalies below the Quartz Rise lithocap and results were consistent with the alteration halo from a large porphyry system and included indications of higher grade copper mineralization (0.62% copper over 31.8 m). Mineralized intervals of up to 158 meters grading 0.16 g/T gold and 0.16% copper were intersected, indicating that drilling was in the upper part of a gold-copper porphyry. The Issuer has planned to test for a gold-copper porphyry mineral system below the depth of the encouraging intercepts in the 2020 program in a target area refined from the drill data and drawing on experience at KSM, however the Issuer has experienced difficult drilling conditions and, based on results it was getting from drilling at Bronson Slope in 2022, it decided to direct more of its efforts to that target.

In 2022 it was decided to commence drilling at Bronson Slope, which contains a measured and indicated resource of 187Mt of 0.36 g/t Au, 0.12% Cu. 2022 core drilling discovered an unusually large, well-mineralized breccia pipe beneath the historic Bronson Slope skarn deposit at its 100%-owned Iskut project in northwestern British Columbia’s Golden Triangle. The extensive quartz-magnetite breccia pipe, which has been identified as the source of the Bronson Slope deposit, holds broadly disseminated gold and copper mineralization from multiple hydrothermal eruptive events believed to originate from a major porphyry intrusive source. A 2023 drill program is planned to (1) target an increase in the Bronson gold-copper resource and (2) find the intrusive source of the breccia pipe.

Regional geophysical surveys in 2020 and 2021 show a distinct regional trend that seems to be a primary control on the distribution of mineralized intrusive centers. All the prospective intrusions, including Quartz Rise, Bronson Slope and Snip North, fall along this regional trend and each surveyed intrusion on this trend has a coherent resistivity anomaly at depth like those recognized at KSM.

An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns, including the program at the Iskut Project. This program includes blank and reference standards. Cross-check analyses include metallic screen fire assay techniques and external laboratory analysis on at least 10% of the drill samples.

Remediation at Bronson Slope and Johnny Mountain Mine Site

When the Issuer acquired the Iskut Project in 2016, it included areas of historical mining activity, including the Johnny Mountain Mine, a former gold producer. In order to address legacy issues at the property, the Issuer implemented a robust environmental program. This program included a comprehensive site investigation and evaluation of best practices for future remediation on the property, drawing from the Seabridge environmental team’s experiences at KSM and other North America sites and input from the local indigenous group, the Tahltan Nation, and BC regulatory officials. The Issuer’s multi-year remediation plan has been ongoing since 2017 and most of the work at the Project has been performed by local contractors, Tahltan employees and the Tahltan Nation Development Corporation.

The remediation work performed at the Johnny Mountain mine site to date includes:

●	dismantling the abandoned fuel tank farm

●	initiating hydrocarbon remediation at and in the vicinity of the former fuel tank farm

●	removing hazardous materials from the mill building and sending it offsite to a licensed hazardous waste disposal facility

●	demolishing the mill building

●	closing underground adits and portals and cleaning up the site, generally

●	conducting a dam safety review and implementing an aquatic affects monitoring program

●	excavation and relocation of buried waste material discovered at unauthorized sites

●	moving waste rock from portal pads to the tailings management facility to be stored underwater

Snowstorm and Goldstorm Projects

The Snowstorm Project is strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone (see Figure 5). The Snowstorm property consists of 977 mining claims covering more than 38 sq miles and 5,800 acres of fee lands. The Issuer also holds an extensive package of data generated by previous operators. Although potential targets are hidden under Tertiary cover, the historic data supports the project’s outstanding exploration potential. Snowstorm is contiguous and on strike with several large, successful gold producers including the Getchell/Turquoise Ridge, Twin Creeks Mines operated by Nevada Gold Mine Corp. (a joint venture between Barrick Gold and Newmont Mining) and Hecla Mining Company’s Midas and Holister operations.

The Issuer’s work before 2020 determined that the project, located 6 kilometers north of Twin Creeks and 15 kilometers northwest of Turquoise Ridge, has the permissive stratigraphic host rocks and structures found at these two successful gold mines. These carbonate rocks are intercalated with basaltic tuff and sills characteristic of Getchell-style deposits. Additional magnetotelluric (MT) surveys by Seabridge extended the most promising setting east into a previously unexplored area. Results from the MT survey improved the Issuer’s understanding of the fault patterns and regional deformation style at Snowstorm.

The 2020 program was designed to test magnetotelluric (MT) structures in an unexplored area east of previous exploration drilling. The drilling was planned to deliver definitive data on whether the MT structures provided pathways for gold-bearing fluids. Two holes tested a shallow dipping geophysical target near multiple converging northeast and northwest trending fault zones. A third angled hole was designed to cross a northeast structure and test the same shallow dipping geophysical target. The fourth hole tested a large low resistivity anomaly, hanging wall to the shallow dipping geophysical response and into the core of an interpreted fold. Results from the four drill holes completed in 2020 provided positive outcomes in our search for gold-bearing fluid pathways. Two of the holes encountered intensely altered intermediate intrusive rocks sited at stratigraphic breaks. These intrusive rocks and wall rocks around the intrusions are sheared and contain abundant introduced silica with concentrations of gold, arsenic and silver. This drilling confirmed that discrete gold-bearing intervals are hosted within a similar structural setting and rocks as the Turquoise Ridge Mine.

Figure 5 – Location of Snowstorm Project

The 2021 program was designed to off-set these previous intersections toward a structure with a topographic expression which is projected into the Paleozoic section using magnetotelluric (MT) geophysical readings. The surface expression of this structure has produced a significant arsenic in soil anomaly. The initial test terminated above the target due to down hole conditions. The second hole reached the target and cut intervals of intermediate intrusive rocks between 1,301 and 1,358 meters. This interval returned gold and arsenic concentrations similar to results from the earlier drilling.

The Goldstorm property consists of 134 mining claims and 1,160 leased acres (totaling approximately 3,900 acres or 15.9km2) located about 3km to the east of Seabridge’s Snowstorm Property. Goldstorm has had limited exploration to date. Previous operators identified a series of northwest trending veins that showed strong pathfinder geochemistry and highly anomalous gold results. A surface trench on one of these veins yielded 3.0 meters of 9.0 g/T gold and 44.0 g/T silver. Mountain View’s limited drill testing of this vein returned promising grades including an intersection of 2.0 meters assaying 5.50 g/T gold of which 1.0 meter graded 9.29 g/T gold and 73g/T silver. Historical information continued to be compiled in 2022 and field reviews conducted.

3 Aces Project

On May 25, 2020, the Issuer acquired the 3 Aces Project in southeast Yukon for 300,000 Common shares of the Issuer and potential additional payments of $1 million upon confirmation of a 3 Aces NI-43-101 compliant mineral resource of 2.5 million ounces of gold and a further $1.25 million upon confirmation of an aggregate mineral resource of 5 million ounces of gold. The Issuer also granted the vendor a 0.5% NSR royalty.

3 Aces is a district scale, orogenic-gold project consisting of 1,537 claims covering approximately 31,400 ha located in a readily accessible part of southeastern Yukon. The target concept for this project is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Murentau in Uzbekistan and Obuasi in Ghana. Historical work has identified a broad area of gold-in-soil extending more than 20 kilometers (12.4 miles) along strike and drilling in the Central Core Area has progressed to a point where, with additional exploration drilling, the property could potentially advance to an initial resource with exceptional grade.

The Property is on the eastern margin of the Selwyn Basin, a thick package of sedimentary rocks extending across the Yukon and host to several enormous base metal deposits (Howard’s Pass District). Hyland Group host rocks, the basal unit of the Selwyn Basin, are interbedded clastic and carbonate sedimentary rocks exposed near a regional tectonic boundary. Polyphase fold and fault systems overprint the stratigraphy, creating ideal traps for gold-bearing fluids expressed as quartz veins. At 3 Aces, discrete quartz veins containing arsenopyrite-pyrrhotite-pyrite and free gold are found within a broad zone of gold-bearing iron carbonate-clay alteration envelopes which constrain this exploration target.

Past drilling has encountered a significant number of gold rich zones on the deformed stratigraphic/structural contacts at 3 Aces. By early 2019 the project had about 300 drill holes in it; 37% of these encountered +5.0 g/t gold intersections and 27% have returned +8.0g/t gold intervals. Many of these holes were close-space off-sets on high-grade veins that crop out, but all veins identified in the Central Core Area have yielded high grade intersections. Significant effort was expended by the previous owner to ensure that sampling of these high grade, nuggety intervals produced reliable and repeatable assay results. A sampling protocol is now in place to achieve reliable results.

The following table summarizes selected intervals from previous drilling.

Hole ID	DH Type	From (meters)	To (meters)	Intercept (meters)	Gold Grade (g/T)
Spades High Grade Zone
3A16-032	RC	16.76	27.43	10.67	32.86
3A16-042	RC	17.53	24.38	6.85	25.61
3A16-044	RC	17.53	35.05	17.52	3.65
3A17-100	RC	19.05	25.91	6.86	20.15
3A17-124	RC	6.10	10.67	4.57	58.75
3A17-132	DD	20.00	33.30	13.30	6.69
3A17-127	RC	12.95	19.05	6.10	22.30
3A17-133	DD	23.80	40.00	16.80	20.50
and		57.50	65.00	7.50	13.92
3A17-138	DD	7.50	15.50	8.00	50.40
3A17-157	DD	19.00	23.20	4.20	20.04
3A17-208	RC	0.76	5.33	4.57	81.35
3A17-209	RC	2.29	23.62	21.33	18.33
3A17-211	RC	1.52	9.91	8.39	14.05
3A17-218	RC	5.33	18.29	12.96	14.19
3A17-220	RC	1.52	15.24	13.72	43.02
3A17-224	RC	1.52	11.43	9.91	21.81
3A17-238	RC	0.76	9.91	9.15	41.03
Hearts Zone
3A16-048	RC	96.01	104.39	8.38	6.39
3A16-054	RC	38.86	58.67	19.81	4.76
3A16-055	RC	51.05	60.20	9.15	9.37
3A16-082	DD	42.67	60.96	18.29	16.75
3A16-084	DD	103.98	115.82	11.84	1.72
3A16-085	RC	86.87	96.01	9.14	8.65
3A17-203	RC	10.67	30.48	19.81	3.32
Other Occurrences
3A17-143	DD	12.70	32.00	19.30	16.15
3A17-144	RC	5.33	52.58	47.25	1.11
3A17-147	DD	13.00	15.50	2.50	15.51
and		18.50	22.00	3.50	21.44
3A17-275	RC	40.39	48.77	8.38	5.24
3A18-335	DD	16.20	33.06	16.86	1.35
3A17-175	RC	32.00	33.53	1.53	36.33

The 2021 exploration program at 3Aces commenced with line cutting to support a geophysical survey. A CSAMT geophysical survey program designed to aid in building a 3-D earth image was initiated. The geophysical results were integrated with historical drilling, which provided context to the high-grade gold zones identified on the property. A 3-D model was completed for the gold mineralization in the Central Core Area of the 3 Aces Project and plans were developed to test the model late in the 2021 season. Permitting delays resulted in the drilling program being deferred to 2022.

An exploration permit was finally granted on September 12, 2022 and the Issuer decided to initiate a reduced program involving testing the Issuer’s 3-dimensional model around the Hearts zone with the time remaining in the season. One drill hole pierced the Hearts Main Zone structure on the limb of a secondary anticline intersecting a broad zone of gold mineralization with a high-grade core and confirmed the predictions of the model. The assays from this hole were consistent with previous intersections. Another drill hole in the Hearts Main Zone was drilled down dip and confirmed continuity of the structure but as sheared intervals or splays. Additional drilling is warranted for further characterization of the structure. Two holes were drilled into the Hearts West Zone, which hosts a broad gold and arsenic in soil anomaly and extensive surface exposures as well as being deformed by secondary anticlines and synclines with thrust faults on the limbs of the folds. The two holes drilled into this target zone and both intersected low-grade mineralization in host rocks similar to those at the Hearts Main Zone. The drill results are inconsistent with highly anomalous soil geochemistry which appear to identify grade-enhancing flexures. Additional drilling and surface work within this separate structural block is required. Overall, the drilling results determined that the gold-bearing structures are pronouced as they continue down plunge but only carry coherent high grades where they exhibit flexures that enhance permeability.

Glossary of Technical Terms

In this AIF, the following technical terms have the following meanings:

Alteration – Any change in the mineral composition of a rock brought about by physical or chemical means.

Batholith – A very large intrusive mass of igneous rock.

Biotite – A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

Breccia – A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Carbonate – Sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Chalcopyrite – A sulphite mineral of copper and iron.

Clastic – Fragments of minerals and rocks that have been moved individually from their places of origin.

Core samples – The cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off grade – The lowest grade of mineralized material that qualifies as reserve in a deposit, i.e.: contributing material of the lowest assay that is included in a reserve estimate.

Diorite – An intrusive igneous rock.

Dip – The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – Where minerals occur as scattered particles in the rock.

Facies – The character and composition of sedimentary deposits.

Fault – A fracture or break in rock along which there has been movement.

Feasibility Study – A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable considerations used to convert Mineral Resources to Mineral Reserves together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

Felsic – An adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fracture – A break or crack in rock.

Geochemistry – The study of the chemical properties of rocks.

Gneiss – A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

Grade – The metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

Granite – Any holocrystalline, quartz-bearing plutonic rock.

Granitic – Pertaining to or composed of granite.

Greenschist – A schistose metamorphic rock whose green color is due to the presence of chlorite, epidote or actinolite.

Greywacke – A dark grey, firmly indurated, course-grained sandstone that consists of poorly sorted, angular to subangular grains of quartz and feldspar, with a variety of dark rock and mineral fragments embedded.

Hydrothermal – The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration – The process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – A primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – That part of a Mineral Resource for which quantity, grade and quality, densities, shape and physical characteristics can be estimated with sufficient confidence to allow the application of Modifying Factors (the considerations used to convert Mineral Resources to Mineral Reserves) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing information and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource – That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Intrusion; intrusive – Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Measured Mineral Resource – That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors (the considerations used to convert Mineral Resources to Mineral Reserves) to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral – A naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – A natural concentration in rocks or soil of one or more metalliferous minerals.

Monzonite – A granular plutonic rock containing approximately equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite. Quartz is minor or absent.

Net smelter return/NSR value – When used herein in reference to cutoff grades, NSR is calculated to determine the recoverable value of a mass of mineralized rock using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges.

Net smelter return royalty/NSR royalty– A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Outcrop – The part of a rock formation that appears at the surface of the ground.

Phenocryst – A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

Placer – A deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value. The common types are stream gravels and beach sands.

Porphyritic – The texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

Porphyry – Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Pre-Feasibility study or preliminary feasibility study – A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. This study includes a financial analysis based on reasonable assumptions on the considerations used to convert Mineral Resources to Mineral Reserves and the evaluation of any other relevant factors which are sufficient for a qualified person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Preliminary economic assessment – A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Pyrite – An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Quartz – Crystalline silica; often forming veins in fractures and faults within older rocks.

Reclamation – Restoration of mined land to original contour, use or condition.

Reserve or Mineral Reserve – The economically mineable part of a Measured Resource and/or Indicated Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level, as appropriate that include application of the considerations used to convert Mineral Resources to Mineral Reserves. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Resource or Mineral Resource – A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Sedimentary – Formed by the deposition of sediment or pertaining to the process of sedimentation.

Sediments – Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretions by organisms, and that forms in layers of the Earth’s surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Sericite – A fine-grained potassium mica found in various metamorphic rocks.

Vein – A thin sheet-line, crosscutting body of hydrothermal mineralization, principally quartz.

Waste – Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

ITEM 4:	RISK FACTORS

Investing in the Common shares is speculative and involves a high degree of risk due to the nature of the Issuer’s business and the present stage of exploration and advancement of its mineral properties. The following risk factors, as well as risks currently unknown to the Issuer, could materially adversely affect the Issuer’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Issuer, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common shares, investors should carefully consider the risks included herein.

Risks Related to the Issuer and its Industry

The Issuer has a history of net losses and negative cash flows from operations and expects losses and negative cash flows from operations to continue for the foreseeable future.

The Issuer has a history of net losses and negative cash flows from operations and the Issuer expects to incur net losses and negative cash flows from operations for the foreseeable future. As of December 31, 2022, the Issuer’s deficit totaled approximately $157 million. None of the Issuer’s properties has advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations.

The Issuer expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Issuer is able to offset its expenses against the sale of one or more of its projects or interests in its projects, if applicable. The development of the Issuer’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and advancement, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Issuer’s control. There is no assurance that the Issuer will be profitable in the future.

The Issuer’s ability to continue its exploration activities and any future advancement activities, and to maintain the corporate office support of these activities, will depend on its ability to obtain suitable financing, enter into joint ventures or sell property interests.

The Issuer estimates that it has financial resources to sustain corporate office operations, non-discretionary general and administrative costs, non-discretionary project costs, including contractual obligations, to the end of 2023. However, the Issuer requires capital to maintain title to and undertake exploration and advancement of the Issuer’s principal exploration properties and to cover ongoing corporate expenses and presently has no ongoing source of revenue. Accordingly, additional financing will be required to continue to undertake additional advancement of the Issuer’s mineral properties. The maintenance of and further exploration and advancement of the Issuer’s mineral properties is, therefore, dependent upon the Issuer’s ability to obtain financing through the sale of projects, sale of royalty or streaming interests, joint venturing of projects or equity or debt financing, including the sale of its shares over the NYSE under its “at-the-market” share offering. Such sources of financing may not be available on terms acceptable to the Issuer, or at all. Conditions in the credit and financial markets have improved for gold focused companies in the last two years, but limitations remain on access to capital and credit for many companies, which may make it more difficult for the Issuer to obtain, or increase its cost of obtaining, capital and financing for its operations. Failure to obtain such financing may result in delay or indefinite postponement of exploration and advancement work on the Issuer’s mineral properties, or the possible loss of such properties or expiry of permits relating to the development of them. Satisfying financing requirements through the sale of projects or interests in minerals produced from the projects or establishment of one or more joint ventures would reduce the Issuer’s gold ownership per share and have a corresponding negative impact on its leverage to the gold price.

The Issuer’s indebtedness may adversely affect its cash flow and ability to advance its business.

The Issuer has indebtedness arising from its sale of a US$225,000,000 Secured Note. As a result of this indebtedness, the Issuer will be required to make quarterly interest payments of approximately US$3.66 million to the holder of the Secured Note and may issue common shares or raise money in the capital markets to fund its debt service costs both of which would be dilutive to current shareholders. Although the terms of the Secured Note are intended to result in all of the principal amount of the Secured Note being used on maturity to purchase, by way of offset, a royalty on silver produced from the KSM Project, in certain circumstances the holder of the Secured Note may require the Issuer to repay the principal amount and the Issuer will have to raise the amount needed to repay the principal in capital markets, settle the principal by issuing Common shares to the holder or by selling assets. The Issuer’s indebtedness could have adverse consequences for the Issuer, including: limiting its ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Issuer’s flexibility and discretion to operate its business; and having to raise capital to pay interest or principal at unattractive prices or in poor financial markets; limiting its ability to adjust to changing market conditions; placing the Issuer at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making the Issuer vulnerable in a downturn in general economic conditions; and preventing the Issuer’s ability to make expenditures that are important to its growth and strategies.

The ability of the Issuer to meet its debt service requirements may depend on its ability to raise capital in financial markets. There can be no assurance that the Issuer will be able to raise funds in amounts sufficient to pay amounts when due or to fund any other liquidity needs. If the Issuer is unable to meet the obligations to pay interest or principal under the Secured Note, the holder may exercise its rights under the security arrangements associated with the Secured Note, which could result in a loss or substantial reduction in the value of the KSM Project, the principal asset of the Issuer.

If the Issuer is unable to service its indebtedness or fulfil its other obligations under the Secured Note, the Issuer may have to raise capital in ways that it might not otherwise select, such as reducing or delaying expenditures, selling assets, restructuring or refinancing indebtedness or seeking equity capital in poor market conditions.

The Issuer has reserves at its KSM Project and its Courageous Lake Project but they may not be brought into production.

There is no certainty that the reserves estimated at the KSM Project or the Courageous Lake Project will actually be mined or, if mined, processed and sold profitably. The Issuer does not intend to bring the KSM Project or the Courageous Lake Project into production on its own and intends to either enter into a joint venture with an experienced operator or to sell the KSM Project and the Courageous Lake Project. Given the size of the KSM Project and its estimated capital costs, there is a limited number of mining companies with the ability to raise the necessary capital and to put the KSM Project into production, which limits the options available to the Issuer for such a joint venture or sale. The commercial viability of the KSM Project is also dependent on a number of factors, including metal prices, government policy and regulation and environmental protection, which are beyond the control of the Issuer. The Issuer has relied and will continue to rely upon consultants for advancement and operating expertise.

The figures for the Issuer’s resources and reserves are estimates based on interpretation and assumptions and the properties may yield less mineral production or less profit under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in this AIF and in the Issuer’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Issuer personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. There can be no assurance that resource or other mineralization figures will be accurate or that this mineralization could be mined or processed profitably.

Because the Issuer has not completed a feasibility study or commenced commercial production at any of its properties, resource estimates for the Issuer’s properties may require adjustments or downward revisions based upon further exploration or advancement work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that recovery of minerals in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource and reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades and capital and operating costs that may prove to be inaccurate. Substantial declines in market prices for gold and other metals or increases in costs may eliminate the potential profitability of the Issuer’s deposits, require increases in cut-off grades and result in reduced reported resources or reserves. Any material reductions in estimates of resources or reserves, or of the Issuer’s ability to extract these resources or reserves, could have a material adverse effect on the Issuer’s prospects and could restrict the Issuer’s ability to successfully implement its strategies for long-term growth.

The Issuer is subject to substantial government regulatory requirements, which could cause delays in advancing its projects, a restriction or suspension of the Issuer’s operations.

The exploration and advancement activities of the Issuer and the potential for profitable operations of the Issuer’s mineral properties is affected to varying degrees by government regulations relating to exploration, advancement and mining activities, the acquisition of land, royalties, taxes, labour standards, pollution control, environmental protection, consultation with indigenous groups, health and safety and expropriation of property. Changes in these regulations or in their application are beyond the control of the Issuer and may adversely affect its operations, business and the potential of its projects. Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in an order to cease or curtail further exploration or advancement or reduce or eliminate the potential profitability of a project. The Issuer may be required to compensate those suffering loss or damage by reason of its exploration activities or operations.

At the federal and provincial level, the Issuer must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. At the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Issuer’s operations on the existing population and services. There can be no assurance that all required approvals and permits will be able to be obtained.

In December, 2019, the government of British Columbia passed Bill 41, the Declaration on Rights of Indigenous Peoples Act (“Bill 41”). Bill 41 commits the British Columbia government to a process of making the laws of British Columbia consistent with the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”). In June, 2021, the government of Canada passed Bill C – 15, the United Nations Declaration on Rights of Indigenous Peoples Act (“Bill C – 15”). Bill C - 15 commits the Canadian government to a process of making the laws of Canada consistent with UNDRIP. There is uncertainty regarding the details of how the laws of British Columbia and Canada will change or regarding any other consequences of the adoption of Bill 41 and Bill C - 15, but it seems clear that they will result in greater influence of relevant indigenous peoples in permitting processes and decisions. It is likely this will result in longer and less certain permitting processes and outcomes of permitting processes, which could delay project advancement or lead to a greater number of projects simply not receiving required permits.

The Issuer has obtained federal and provincial environmental assessment approvals for its KSM Project. The federal approval has no time limit but the provincial approval (the EAC) requires evidence that meaningful work has been incurred by July, 2026. The Issuer may convert its EAC into an indefinite approval if the KSM Project achieves a designation of “substantially started” from the BC government by July, 2026. The Issuer is planning its KSM work programs to achieve this designation. These plans require obtaining certain permits, performance of substantial work and funding for this work. None of these requirements are certain within the time available. If the Issuer is unable to convert its EAC into an indefinite approval, it would need to re-apply for a new environmental assessment certificate before it could proceed with building the KSM Project. Expiry of the KSM EAC will also result in the federal environmental assessment approval to lapse as well as the permits issued in reliance on those approvals. Successfully obtaining a second environmental assessment certificate is not certain.

Depending upon the type and extent of its exploration and KSM site capture activities towards achieving “substantially started”, the Issuer will be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Issuer has estimated CDN$8.4 million in reclamation liabilities for all of its properties, the majority of which represents the costs associated with reclamation of the Johnny Mountain Mine. As at December 31, 2022, CDN$20.6 million has been deposited for the benefit of the various government agencies until released or applied to reclamation costs. If the reclamation requires funds in addition to those already estimated or allocated, the Issuer could be forced to pay for the extra work, which could have a material adverse effect on the Issuer’s financial position and operations. In addition, unidentified environmental deficiencies may exist on other properties of the Issuer. The discovery of and any required reclamation of any additional properties would likely have an adverse effect on the Issuer’s operations and financial position.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated. There are no assurances future advancement activities by Seabridge, if any, will lead to a favourable feasibility study or profitable mining operations.

The Issuer has completed prefeasibility studies at each of its KSM Project and its Courageous Lake Project, but typically a company will not make a production decision until it has completed a feasibility study. Feasibility studies derive estimates of cash operating costs based upon, among other things:

●	anticipated tonnage, grades and metallurgical characteristics of the reserves to be mined and processed;

●	anticipated recovery rates of gold and other metals from the reserves;

●	cash operating costs of comparable facilities and equipment; and

●	anticipated climatic conditions and environmental protection measures.

Completing a feasibility study at each of these Projects requires significant additional work and study in order to reduce the range of uncertainty associated with the study’s estimates and conclusions. Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Issuer may differ significantly from those anticipated by Seabridge’s current studies and estimates and may even result in delays or cancellation of Project advancement.

There can be no assurance that, if it starts production at one or more of its Projects, the Issuer’s actual operating costs will not be higher than currently anticipated. None of the Issuer’s mineral properties have an operating history upon which the Issuer can base estimates of future operating costs.

There is no certainty that a feasibility study in respect of the KSM Project or the Courageous Lake Project will be completed or, if completed, that it will result in sufficiently favourable estimates of the economic viability of the Project to justify a construction decision. The Issuer has relied and will continue to rely upon consultants for advancement and operating expertise.

The Issuer has commenced construction of the initial infrastructure at the KSM Project and, therefore, will be subject to all of the risks associated with construction operations.

Development of the KSM Project requires the Issuer to evidence “substantially started” by way of the construction of infrastructure, including for site access, such as access roads, bridges, site clearing, camp facilities, fish habitat and powerlines. As a result, the Issuer is and will continue to be subject to all of the risks associated with such construction, including:

●	the timing and cost of the construction of these facilities;

●	the availability and cost of skilled labour, equipment and principal supplies needed for such activities;

●	greater risks of workplace injuries and associated liabilities;

●	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

●	the need to meet the conditions of its permits and approvals, in particular the need to establish sufficient environmental controls in order to satisfy the environmental conditions required by its permits;

●	the availability of funds to finance construction activities;

●	potential opposition from non-governmental organizations, indigenous groups, environmental groups, local groups or other stakeholders which may delay or prevent construction activities; and

●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

The costs, timing and complexities of the construction activities at the KSM Project may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, lack road access and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on proposed construction work. It is common in construction in remote areas to experience unexpected costs, problems and delays during construction.

Seabridge has no history of commercially producing precious or base metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

Seabridge has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Issuer has no ongoing mining operations or revenue from mining operations. Mineral exploration and advancement involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Issuer has not decided to construct a mine at any of its projects to date. The future advancement of properties estimated to be economically feasible will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure. Although Seabridge has disclosed that it will not undertake production activities by itself, it may be involved in construction and production at one or more of its properties if it enters into a joint venture or other arrangement with a third party regarding production. In addition, as part of continuing to advance its KSM Project pending completion of a sale or joint venture of the KSM Project, the Issuer undertook activities in 2021 and 2022 and is continuing activities in 2023 associated with data collection for a feasibility study and initiated early construction activities to establish site access, camps and construction power supply.

Seabridge may be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

●	timing and cost, which can be considerable, of the construction of mining and processing facilities;

●	availability and costs of skilled labour and mining equipment;

●	availability and cost of appropriate smelting and/or refining arrangements;

●	need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;

●	the need to meet the conditions of its permits and approvals, in particular the need to establish sufficient environmental controls in order to satisfy the environmental conditions required by its permits;

●	availability of funds to finance construction and advancement activities;

●	management of an increased workforce and co-ordination of contractors;

●	potential opposition from non-governmental organizations, environmental groups, indigenous groups or local groups which may delay or prevent advancement activities; and

●	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and advancement are increased by the remote location of the Issuer’s mining properties. It is common in new mining operations to experience unexpected problems and delays during advancement, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that, if the Issuer decides to be involved in construction or mining activities, the Issuer will successfully establish mining operations or profitably produce precious or base metals at any of its properties.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Issuer’s projects.

The potential profitability of the Issuer’s projects depends, in large part, upon the market price of gold, copper and other metals and minerals to be produced. The market price of gold, copper and other metals is volatile and is impacted by numerous factors beyond the Issuer’s control, including:

●	expectations with respect to the rate of inflation;

●	the relative strength of the U.S. dollar and certain other currencies;

●	interest rates;

●	global or regional political or economic conditions;

●	supply and demand for jewelry and industrial products containing metals;

●	faith in paper currencies, digital money and governments;

●	costs of substitutes;

●	changes in global or regional investment or consumption patterns;

●	global production levels;

●	speculative activities; and

●	sales by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and copper could adversely affect the Issuer’s ability to finance the exploration and advancement of the Issuer’s properties and to enter into joint ventures with strategic partners relating to the Issuer’s properties, which would have a material adverse effect on the Issuer’s financial condition and results of operations. There is no assurance that if commercial quantities of gold, copper and other metals are discovered on the Issuer’s properties, that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Issuer has a high ratio of gold resources per Common share, fluctuations in gold prices have tended to have a great impact on the price of the Common shares.

The Issuer may be adversely affected by future fluctuations of foreign exchange rates.

The potential profitability of the Issuer is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from the Issuer’s projects are priced in U.S. dollars but, since the Issuer’s principal projects are located in Canada, a significant percentage of its estimated expenditures will be in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of the Issuer’s projects and therefore its ability to continue to finance its operations. To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the preliminary feasibility studies summarized in this AIF, the profitability of the projects will be less than or more than that estimated (if the other assumptions are realized). Accordingly, the Issuer’s prospects may suffer due to adverse currency fluctuations.

The Issuer’s activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Issuer.

The Issuer’s exploration and advancement of its mineral properties involves a number of risks and hazards. In addition, the business of mining is subject to various risks and hazards including:

●	environmental hazards;

●	industrial accidents;

●	metallurgical and other processing problems;

●	unusual or unexpected rock formations;

●	rock bursts;

●	structural cave-ins or slides;

●	flooding;

●	fires;

●	earthquakes, avalanches or landslides;

●	metals losses; and

●	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, plant and equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Issuer currently maintains insurance against risks relating to its exploration and construction activities in an amount which it believes to be reasonable. If the Issuer commences mining activities with a partner, it will be subject to mining risks, including those listed above. The Issuer anticipates that it will obtain the insurance it believes is reasonable for any mining activities it undertakes, however, such insurance contains exclusions and limitations on coverage and insurance for all risks is not likely available. There can be no assurance that the insurance the Issuer desires will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The issuer might also be subject to liability for environmental damage or other hazards which may be uninsurable or for which it may elect not to insure because of premium costs or commercial impracticality. The payment of such liabilities would reduce funds available for the acquisition of mineral properties or exploration and advancement and would have a negative effect on the Issuer’s ability to generate revenues, profits and cash flows.

The Issuer is subject to substantial environmental requirements which could cause a restriction or suspension of the Issuer’s operations. These requirements must be met for the Issuer to receive regulatory approval of its proposed mining operations.

In connection with its operations and properties, the Issuer is subject to extensive and changing environmental legislation, regulations and actions. The Issuer cannot predict what environmental legislation, regulations or policy will be enacted or adopted in the future or how current or future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trends include, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, tailings management, the protection of certain species, the preservation of certain lands, respect for indigenous cultures and knowledge, reduction of carbon emissions and preparing for greater climatic variability. These regulations may require that the Issuer obtain permits or other authorizations for certain activities associated with exploration and numerous permits associated with mining operations and there is a risk the Issuer will not receive the required permits. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing habitat for certain species or other protected areas. Compliance with more stringent laws and regulations, as well as the likelihood of more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may adversely affect the Issuer’s results of operations and business, or may cause material changes or delays in the Issuer’s intended activities. Certain of the permits that have been obtained by the Issuer are subject to time-based expiry, including its provincial environmental assessment approval, and may need to be re-obtained and are therefore subject to the risk that such permits may not be renewed or extended.

The aboriginal land claims process in Canada has recently resulted in some indigenous groups taking greater roles in the administration of lands subject to the land claims, and indigenous groups may look to impose additional requirements over land they are involved in administering. Further, the adoption of Bill 41 and Bill C – 15 is likely to increase the roles and influence of indigenous groups in permitting processes and increases the risk that permits could be subject to more onerous conditions, be delayed or even that the approvals required for operations are not received.

At the federal and provincial level, regulations deal with environmental quality and impacts upon air, water, soil, vegetation and wildlife, as well as historical and cultural resources. Approval must be received from the applicable regulator and/or department before exploration and mining can begin, and ongoing monitoring of operations is common. If the Issuer’s operations result in negative effects upon the environment, government agencies will usually require the Issuer to provide remedial actions to correct the negative effects.

Title to the Issuer’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Issuer cannot guarantee that title to its properties will not be challenged. Title insurance is not available for mineral properties in Canada and the Issuer’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining leases may be severely constrained. The Issuer’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. To date, the Issuer has only done a preliminary legal survey of the boundaries of its properties and has not obtained formal title reports on any of its properties and, therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is challenged, the Issuer will have to defend its ownership through the courts. A successful challenge to the precise area and location of these claims could result in the Issuer being unable to operate on its properties or being unable to enforce its right with respect to its properties.

There is uncertainty related to unsettled rights and title of indigenous groups and settled Treaty Nation’s rights in British Columbia, the Yukon Territory and the Northwest Territories and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia, the Yukon Territory and the Northwest Territories. In 2014, the Supreme Court of Canada recognized for the first time aboriginal title of an indigenous group to a specific area in British Columbia. The Provincial and the federal governments are also making efforts to settle claims of aboriginal title and rights being advanced by indigenous groups and the likely outcome of these negotiations is greater authority for indigenous groups in the permitting process for achieving mine approval and in some areas is likely to result in outright ownership of resources and a significant measure of regulatory control being transferred to indigenous groups.

Parts of the KSM Project lie within an area asserted to be the traditional territory of one indigenous group and all of the KSM Projects lies within an area asserted to be the traditional territory of another indigenous group and no comprehensive treaty or land claims settlement has been concluded regarding these traditional territories. A part of the KSM Project lies within territory subject to settled treaty rights of the Nisga’a Nation. The Courageous Lake Project lies within the traditional territory of the Yellowknives Dene First Nation and no comprehensive treaty or land claims settlement has been concluded regarding this traditional territory. A part of the Courageous Lake Project lies within territory designated as a shared use area under the settled treaty rights of the Tlicho Nation. The 3 Aces Project lies within the traditional territory of the Kaska Nation, specifically the Liard and the Ross River Dene First Nations. There can be no guarantee that the unsettled nature of land claims, or uncertainties associated with settled claims, in British Columbia, the Yukon Territory and the Northwest Territories will not create delays in obtaining permits, in ultimate project approval or other unexpected interruptions in project progress, or result in additional costs to advance the Issuer’s projects.

Mine construction and commencement of mining activities may only be possible with the support of the local indigenous groups. Many companies have secured such support by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local indigenous groups. The Issuer has agreements of this sort with the Nisga’a Nation and the Tahltan Nation, and a much less comprehensive one with the Gitanyow Nation, each of which should reduce this risk. However, there can be no assurance that such support or other assurances can or will be secured from these or other groups at an acceptable cost or that the KSM Project or the Courageous Lake Project will be approved without such support.

The government of British Columbia has passed Bill 41, which commits it to making the laws of British Columbia consistent with UNDRIP. The Canadian federal government passed Bill C – 15, which commits the Canadian government to a process of making the laws of Canada consistent with UNDRIP. Article 32 of UNDRIP states that “Indigenous peoples have the right to determine and develop priorities and strategies for the development or use of their lands or territories and other resources” and requires government to consult and cooperate with indigenous peoples to obtain “their free and informed consent prior to the approval of any project affecting their lands or territories and other resources”. The manner in which UNDRIP will be reflected in laws, regulations and regulatory practices is uncertain and likely will lead to more onerous permitting processes, greater regulatory delay and less certainty in respect of receiving necessary permits for project construction and operation. It may become necessary to obtain the consent of an indigenous group to a mining project before construction can begin.

Periods of high metal prices encourage increased mining exploration, advancement and construction activity, which results in increased demand for, and cost of, exploration, advancement, construction and operating services and equipment.

During periods of relative strength of metal prices, as we saw over several years before 2013, increases in mining exploration, advancement and construction activities occur around the world, which results in increased demand for, and cost of, exploration, advancement, construction and operating services and equipment. While market conditions between 2013 and 2018 have had a moderating effect on the costs of such services and equipment, increases in such costs may recur with the recent resumption of an upward trend in metal prices. In addition to forces in the metals markets, inflation has emerged in goods and labour costs from supply chain disruptions caused by the COVID-19 pandemic and more recently the measures being taken in response to the Russian invasion of Ukraine and the duration of these impacts is uncertain. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, advancement and/or construction costs. Persistent inflation will also increase operating costs and impact the cost of construction and the profitability of mining operations.

Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Issuer may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other companies, many of which have greater financial resources, operational experience and technical capabilities than the Issuer. Competition for exploration properties is currently only moderate but, if metals prices increase, competition could again become very intense. Increased competition could adversely affect the Issuer’s ability to acquire suitable properties for mineral exploration in the future.

The Issuer’s proposed projects are being developed at a time when governments are taking action to reduce carbon dioxide emission by industry, with carbon taxes or trading schemes, and achieving net neutral or minimized carbon emissions may become a condition of advancing projects in the future, which could increase costs such that proposed projects may no longer be sufficiently profitable to construct or unprofitable.

Currently, there is increasing emphasis on creating requirements that decrease carbon dioxide emissions into the atmosphere. In British Columbia, the government has enacted a carbon tax with steadily increasing tax rates going forward. In Canada, the federal government has imposed a carbon tax in provinces where no provincial carbon tax is in place. There is pressure on industry from investors to reduce carbon emissions and set goals to achieve net neutral carbon emissions over time in order to be seen as a preferred investment. Accordingly, the Issuer’s ability to secure regulatory approval and construction financing may depend upon its carbon footprint and its profitability could be adversely impacted through taxation. The Issuer has been revising its development plans, with co-operation from BC Hydro, in order to build and operate its KSM Project with as great a percentage of hydro-electric generated power as possible, in order to substantially reduce its carbon footprint. However, it’s Courageous Lake Project is located in an area where renewable energy sources are not presently competitive with diesel power generation and development costs may increase, regulatory approvals may be more difficult and investment capital harder to attract as a result.

The Issuer’s current and proposed operations are subject to risks relating to climate and climate change may adversely impact its ability to conduct operations, increase operating costs, delay execution or reduce the profitability of a future mining operation.

The Issuer’s projects are located in remote areas exposing it to the physical risks of unexpected or extreme weather events or prolonged climatic conditions, including changes in rainfall or snowfall and storm patterns and intensities, water management and changing temperatures. Most of its exploration projects are located in remote areas of northern Canada and much of its exploration work at the Iskut and KSM Projects is conducted at high altitude and by helicopter access only. Longer winters and deeper snowpacks can reduce the operating season for exploration and extreme weather can restrict access and the ability to operate during the exploration season. This can impact the Issuer’s ability to conduct exploration work or access its projects and progress its objectives.

The Issuer is also actively advancing its KSM Project, which is located in mountainous terrain and in an area of higher rainfall and snow. The Issuer has taken into account the potential for weather events outside of recent historic ranges in the design of its proposed KSM Project. Design details of the Project include dams with excess freeboard, onsite water management through tunnels and considerable redundancy in systems in order to be prepared for the detrimental effects of climate change. However, events or conditions could disrupt mining and transport operations, exploration and development plans, mineral processing and rehabilitation efforts, and could damage property or equipment and increase health and safety risks on site. Emergency plans for managing extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on the Issuer’s results of operations and financial condition

The Issuer has a dependence upon key management employees, the absence of which would have a negative effect on the Issuer’s operations.

The issuer strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, Chairman and Chief Executive Officer. There is little possibility that this dependence will decrease in the near term. If the Issuer’s operations expand, additional general management resources will be required. The Issuer may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Issuer’s operations. The Issuer does not consistently enter into any formal services agreements between itself and its officers or directors. The Issuer does not carry any “key man” life insurance.

Certain of the Issuer’s directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers of the Issuer are also directors, officers or shareholders of other natural resource or mining-related companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Issuer are required by law to act honestly and in good faith with a view to the best interests of the Issuer and to disclose any interest that they may have in any project or opportunity of the Issuer. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Issuer will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

The Issuer has spent the proceeds of the issuance of flow-through shares on expenditures it believes to be Canadian exploration expenses (“CEE”) and renounced such expenditures to investors in flow-through shares, but the CRA has advised it is going to reduce the amounts of CEE renounced. The Issuer is challenging the CRA’s conclusions but there is a risk the Issuer could be subject to additional tax and liable to indemnify the investors.

The Issuer has funded certain of its exploration activities, from time-to-time, with the proceeds of issuance of flow-through shares. The Issuer records and reports as CEE those expenditures which are required to determine “the existence, location, extent, or quality of a mineral resource” (applicable wording of the definition of CEE in the Income Tax Act), and renounces those amounts to investors to fulfill the Issuer’s commitments made at the time of the issuance of the flow-through shares. Whether certain expenditures qualify as CEE and are therefore eligible for renunciation by the Issuer has been audited by the CRA for the three years ended December 31, 2016. The CRA has reduced the amount of expenditures renounced as CEE by the Issuer in those years by approximately $19.1 million. The Issuer believes the CRA’s interpretation of the applicable legislation is inconsistent with previous audits and unjustifiably narrows the scope of eligible CEE as defined in the applicable legislation. The Issuer is challenging the CRA’s interpretation vigorously, and, if necessary, will proceed to litigation on the issue. Although the Issuer believes it will ultimately prevail on the merits, if the Issuer is not successful in its challenge, there is a risk the Issuer could be subject to additional tax and be liable to indemnify investors whose tax liabilities increase under reassessments of amounts renounced as ineligible. The Issuer has been made aware that the CRA has reassessed certain investors who subscribed for flow-through shares in 2013, 2014 and 2015 and may reassess other investors with reduced CEE deductions. Notice of objections to the Issuer’s and investors’ reassessments have and will be filed as received and will be appealed to the courts should the notices of objection be denied. The Issuer has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Issuer any refund of the amount deposited on their behalf upon resolution of the Issuer’s appeal. To date, the Issuer has deposited $9.3 million with the Receiver General on behalf of such investors. It is possible that additional investors may be reassessed, but the Issuer estimates the additional amount it may agree to deposit with the Receiver General on behalf of reassessed investors will not exceed $4.3 million. If CRA’s position substantially prevails, it would have an adverse impact on future earnings and financial resources of the Issuer.

The Issuer has been reassessed by the CRA for expenditures it claims qualified for refunds under the British Columbia Mining Exploration Tax Credit (“BCMETC”) legislation and it will need to return some refunded money or challenge the reassessments in court and may not be successful in full.

For the tax years 2010 and 2011 the Issuer received refunds of qualifying exploration expenditures under the BCMETC legislation of $8.6 million. The CRA has audited and reassessed the Issuer in respect of such expenditures and has demanded that the Issuer return $3.2 million of the amounts refunded. The Issuer disagrees with the CRA’s decision and has commenced a legal action challenging the CRA’s reassessment. The outcome of its challenge is uncertain. There is a risk that if the reassessment is upheld the Issuer may be required to return money refunded to it by the CRA. However, the Issuer’s cash resources would not be impacted since the CRA already holds the full amount of the funds at issue.

The Issuer uses digital record keeping and utilizes the internet in its business activities which exposes it to cybersecurity risks.

The Issuer uses information technology systems and networks in its business, including maintaining digital records of its affairs, operating a web site and using other web-based services. The Issuer’s information systems, and those of its third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Issuer’s information through fraud or other means of deceiving the Issuer or its third-party service providers or vendors.

The Issuer’s operations depend, in part, on how well the Issuer and its suppliers, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Seabridge has entered into agreements with third parties for hardware, software, telecommunications, and other services in connection with its operations. Seabridge also depends on the timely maintenance, upgrade, and replacement of networks, equipment, IT systems, and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays, and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Issuer’s reputation and its ability to conduct operations.

Although the Issuer has not experienced any known material losses relating to cyber attacks or other data/information security breaches in the last three years, there can be no assurance that Seabridge will not incur such losses in the future. The Issuer’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access remain a priority.

Any future significant compromise or breach of the Issuer’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, fines, and lawsuits, and damage to the Issuer’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Issuer’s business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Issuer may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Issuer may be negatively affected by an outbreak of the COVID-19 pandemic, including any new variants, and the impacts from the reaction to, and measures taken to address, the spread of the COVID-19 virus.

The COVID-19 pandemic has caused, and is expected to continue to cause, disruptions in regional economies and the world economy and financial and commodity markets in general. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains and customer activity and demand, service cancellations, workforce reductions and other changes, significant challenges in healthcare service provision and delivery, mandated closures and quarantines, as well as considerable general concern and uncertainty, all of which have negatively affected the economic environment and may in the future have further and larger impacts. The full extent of the impact of the pandemic on the economy and commodity prices, including gold and silver prices, is not known at this time and it is not known what measures will be implemented by governmental authorities in the future and how long these measures will be in place.

To date, the COVID-19 crisis has not materially impacted the Issuer’s operations, financial condition or financial performance, but it has caused it to reduce the scale of programs at KSM and the reclamation of the Johnny Mountain Mine and has impacted the pace of advancement at those projects. The Issuer’s development work at the KSM Project and exploration programs at the Iskut Project and the Snowstorm Project have continued throughout the COVID-19 pandemic, although on a smaller scale than originally planned. Due to the mitigation of the further spread of COVID-19 and social distancing measures at exploration camps, the Issuer has had to reduce the number of people accommodated at the camps at its projects and therefore the scope of the field work it had planned in 2020 and 2021. 2022 field programs still included certain COVID-19 measures for the KSM Project, the Iskut Project and the 3 Aces Project but the scale of operations increased close to non-pandemic levels. While presently in Canada and the US governments are in a phase of loosening COVID-19 restrictions, it is difficult to predict how COVID-19 or its associated or any new variants may impact plans for 2023. Although the Issuer has not had any outbreaks, if there is an outbreak of COVID-19 cases at the Issuer’s mineral properties or amongst the Issuer’s employees or contractors, the Issuer may be required, or may voluntarily, cease, curtail or otherwise limit its exploration and other business activities, which would impact the Issuer’s business plans and timelines and could have an adverse impact on, among other things, the Issuer’s relationship with suppliers, employees, contractors and local communities. Conducting work at the Issuer’s mineral projects is limited to seasonal work due to weather conditions at certain times of the year and delays in completing work programs may result in the uncompleted work having to be done the following season.

Additionally, COVID-19 has disrupted the capital markets world-wide and commodity prices, including gold prices. Although COVID-19 has not had a material impact on the Issuer’s capital raising ability, the Issuer may be unable to complete future capital raising transactions if continued concerns relating to COVID-19 cause further significant market disruptions, restrict travel or limit the ability to have meetings with potential investors.

During the initial years of the COVID-19 pandemic, the interest of potential joint venture partners for or acquirors of the KSM Project or the Courageous Lake Project in pursuing a joint venture or acquisition transaction decreased as companies in the mining sector were focused on the needs of their existing operations due to the uncertainty caused by the pandemic. With restrictions loosening, the opportunity for joint ventures or acquisitions related to the KSM Project and the Courageous Lake Project has improved, however it is possible that this loosening phase is premature and COVID-19 restrictions be re-imposed resulting in conditions impacting mining companies due to the COVID-19 pandemic persisting or worsening.

While the impact of the COVID-19 pandemic is not expected to last indefinitely, the circumstances relating to the pandemic are dynamic and its impacts on the Issuer’s business operations cannot be reasonably estimated. If COVID-19 continues to significantly impact the global economies, the Issuer may face increased liquidity risks or difficulty sourcing supplies needed for field work as the result of prolonged negative economic conditions, supply chain disruptions and uncertainty in markets for raising capital. At this point, the extent to which COVID-19 will or may impact the Issuer is uncertain and these factors are beyond the Issuer’s control. However, it is likely that any future outbreaks of COVID-19, particularly if there are any increased cases in areas where the Issuer operates, may have a material adverse effect on the Issuer’s operations, financial condition, cash flows and financial performance.

The Issuer will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Issuer’s operations and business and adjust as it considers appropriate.

Risks Related to the Common Shares

The market for the Common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Common shares.

The market for the Common shares may be highly volatile for reasons both related to the performance of the Issuer or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Issuer or its industry. In particular, the price for gold, which was over US$1,900 per ounce in 2011, was below US$1,100 per ounce at the beginning of 2016, rose to over US$2,060 in August 2020 and again in March 2022 and traded below $1,630 in October, 2022. In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and a corresponding change in the price for the mineral. The Common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Issuer’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In some years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Issuer, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, the Common shares can also be expected to be subject to volatility resulting from market forces over which the Issuer will have no control. Further, despite the existence of markets for trading the Common shares in Canada and the United States, shareholders of the Issuer may be unable to sell significant quantities of Common shares in the public trading markets without a significant reduction in the price of the shares.

The Common shares are publicly traded and are subject to various factors that have historically made the Common share price volatile.

The market price of the Common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of the Common shares may increase or decrease in response to a number of events and factors, including: the Issuer’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Issuer’s press releases, material change reports, other public announcements and the Issuer’s filings with the various securities regulatory authorities; changes in recommendations or price targets by research analysts who track the Common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common shares to be publicly traded after an offering of Common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Issuer or its competitors; and the factors listed under the heading “Description of the Issuer’s Business – Cautionary Statement Regarding Forward-Looking Information and Statements”. The Issuer has a high number of gold resource ounces per outstanding share relative to its competitors, which may lead to greater price fluctuations in the price of the Issuer’s Common shares relative to its competitors when the price of gold fluctuates.

The market price of the Common shares is affected by many other variables that are not directly related to the Issuer’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common shares on the exchanges on which they trade has historically made the trading price of the Common shares volatile and suggests that the trading price of the Common shares will continue to be volatile in the future.

The Issuer has never declared or paid any dividends on the Common shares.

The Issuer has never declared or paid any dividends on the Common shares. The Issuer intends to retain earnings, if any, to finance the growth and advancement of the business and does not intend to pay cash dividends on the Common shares in the foreseeable future. Any return on an investment in the Common shares will come from the appreciation, if any, in their value. The payment of future cash dividends, if any, will be reviewed periodically by the Issuer’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy.”

Shareholders’ interest may be diluted in the future.

The Issuer requires additional funds for exploration and advancement programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in ownership of the Issuer’s assets.

The Issuer believes it was a passive foreign investment company in 2022 which could have negative consequences for U.S. investors.

U.S. holders of our Common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2022 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2023. Assuming the Issuer is a PFIC, then owners of the Common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common shares, or any gain realized upon a disposition of Common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Issuer’s net capital gain and ordinary earnings for any year in which the Issuer is classified as a PFIC, whether or not the Issuer distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common shares. For each tax year that we are a PFIC, we will make available the PFIC annual information statement as provided pursuant to Treasury Regulation Section 1.1295-1(g) on our website.

ITEM 5:	DIVIDENDS

The Issuer has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Issuer and other factors which the directors may deem appropriate at the time. However, the Issuer is not limited in any way in its ability to pay dividends on its Common shares other than to comply with solvency tests that apply to it under its governing corporate legislation.

ITEM 6:	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Issuer is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Preferred shares, issuable in series, of which at March 28, 2023, 81,643,678 Common shares were issued and outstanding and no Preferred shares were issued and outstanding.

The holders of the Common shares are entitled to receive notice of and to attend the vote at all meetings of the shareholders of the Issuer and each Common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer. The holders of the Common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, are entitled to receive such dividends in any financial year as the Board of Directors of the Issuer may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holder of the Common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, the remaining property and assets of the Issuer.

The directors of the Issuer are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common shares to the property and assets of the Issuer in the event of liquidation, dissolution or winding-up of the Issuer.

ITEM 7:	MARKET FOR SECURITIES

Trading Price and Volume

The Issuer’s Common shares are listed for trading through the facilities of the TSX under the symbol “SEA”, and on the NYSE under the symbol “SA”. During the Issuer’s most recently completed financial year, the high and low trading prices and trading volume (rounded up or down to the nearest 100) of the Issuer’s Common shares on the TSX and on the NYSE was as follows:

2022	TSX			NYSE/AMEX
Month	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
January	1,126,362	21.85	18.85	6,175,186	17.40	14.86
February	1,347,587	22.43	19.17	5,937,587	17.42	15.08
March	2,449,262	25.00	21.76	10,685,723	19.87	17.04
April	1,445,726	28.00	22.00	7,435,618	22.21	17.23
May	1,833,107	23.62	17.49	7,621,139	18.39	13.58
June	1,439,429	19.62	15.9	5,939,425	15.60	12.34
July	1,628,226	17.79	14.28	7,637,461	13.88	10.99
August	1,134,908	18.49	15.79	4,705,135	14.38	12.04
September	1,504,505	17.32	14.25	7,358,644	13.37	10.35
October	929,671	18.01	14.50	5,402,037	13.21	10.63
November	1,359,547	17.27	13.83	5,974,423	12.78	10.03
December	1,610,521	17.59	14.99	7,106,118	13.12	10.97

ITEM 8:	DIRECTORS AND OFFICERS

The By-Laws of the Issuer provide for the election and retirement of directors. At each annual general meeting, all the directors retire and the Issuer elects a Board of Directors consisting of the number of directors fixed from time to time by the shareholders, subject to the Issuer’s Articles. If the election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. The Issuer has a three member Audit Committee, a four member Corporate Governance and Nominating Committee, a four member Sustainability Committee, a three member Compensation Committee and a five member Technical Committee.

The Issuer adopted a Diversity Policy in 2019 and formally recognized that diversity combined with experience and perspective can contribute insights and promote sensitivities useful to the Board’s deliberations and to the management of the Issuer’s operations. Since that date it has made consistent progress in building diversity in the Issuer, including amongst management. Of the 10 directors in office, 3 are women representing 30% of the directors. Of the 11 executive officers of the Company, 3 are women representing 27.3% of the executive officers and one is an indigenous Canadian representing 9.1% of the executive officers. Of the 5 Board Committees, 2 are Chaired by women directors and 2 other Committees have 50% women members.

The names and municipalities of residence of the directors and officers of the Issuer, the positions held by them with the Issuer, their principal occupations for the past five years and their shareholdings in the Issuer as of March 15, 2023 are as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common shares beneficially owned, or controlled or directed, directly or indirectly(6)
Trace Arlaud (3) (5) Frisco, Colorado, USA Director	CEO of IMB Inc. since 2019, Project Director - Mass Mining, JDS Energy and Mining, 2017-2019, Regional Director, Mining (USA &. Western Canada) & Associate. Hatch Associate Inc 2010-2017.	Since June 2021	9,000
Rudi P. Fronk Denver, Colorado, USA Chairman and CEO, Director	Chairman and CEO, Seabridge Gold Inc.	Since October 1999	1,182,000 directly 30,000 indirectly
Eliseo Gonzalez-Urien(2) (5) Ashland, Oregon, USA Director	Senior Technical Advisor, Seabridge Gold Inc. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	134,765
Richard Kraus (1) (2) Greenwood Village, Colorado, USA Director	Executive Chairman of The RMH Group, Inc. since 2001	Since December 2013	71,000
Jay Layman(4) (5) Jackson Hole, Wyoming, USA Director	President and Chief Operating Officer, Seabridge Gold from June 2012 to July, 2022	Since June 2012	33,400
Melanie Miller(4)(5) Crested Butte, Colorado, USA Director, Vice President, Chief Sustainability Officer	Vice President, Chief Sustainability Officer, Seabridge, August 2022 to present, Director of Teck Highland Valley Copper Partnership, December 2021 to present General Manager, Hemlo Operations at Barrick Gold 2017 to 2018, Vice President, Supply Chain Management at Barrick Gold 2014 to 2018	Since June, 2019	11,900
Clem Pelletier(4)(5) North Vancouver, B.C., Canada Director	Senior Technical Advisor at ERM: Environmental Resources Management, Process Chemist/Metallurgist, founder and former CEO of Rescan Group Ltd. 1981 to September, 2012	Since June, 2018	18,000
John Sabine(3) Toronto, Ontario, Canada Lead Director	Retired as Counsel to Bennett Jones LLP in August 2020; Lead Director of Osisko Green Acquisitions Limited, former non-executive chair of Anvil Mining Limited, Meridian Mining UK S, and North American Nickel Inc.	Since June, 2014	25,000 directly 19,600 indirectly

Gary Sugar(1)(2)(3) Toronto, Ontario, Canada Director	Retired in 2011 as a Managing Director at RBC Capital Markets, Director of Norzinc Ltd., former Director, Stillwater Mining Co., Osisko Mining Corp. and Romarco Minerals Inc.	Since May 13, 2016	31,500
Carol Willson(1)(3)(4) Toronto, Ontario, Canada Director	President, Willson Advisory Inc. (consulting risk services), 2021 to present, Engagement Partner (Internal Audit co-sourcing, Operational Risk/Enterprise Risk and Internal Controls Projects), Ernst & Young, 1993 to 2021	Since June 29, 2022	0
Ryan Hoel Tucson, Arizona, USA Senior Vice President, Chief Operating Officer	Senior Vice President, Chief Operating Officer, Seabridge Gold, September 2021 to present, Vice President, Project Development, South32, September 2018 to September 2021, Vice President, Construction, Arizona Mining, July 2017 to September 2018	N/A	13,730
R. Brent Murphy Lake George, NB, Canada Senior Vice President, Environmental Affairs	Senior Vice President, Environmental Affairs, Seabridge Gold since January 2020, Vice President, Environmental Affairs, Seabridge Gold since December 2010	N/A	50,330 directly 6,810 indirectly
C. Bruce Scott West Vancouver, B.C., Canada Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary, Seabridge Gold since January 2023, Vice President, Corporate Affairs and Corporate Secretary, Seabridge Gold from January 2012 to December 2018, President of CBCS Law Corporation, counsel to the Issuer, January 2012 to December 2018	N/A	79,933 directly 34,700 indirectly
William E. Threlkeld Morrison, Colorado, USA Senior Vice President, Exploration	Senior V.P., Exploration, Seabridge Gold since 2001	N/A	418,897
Peter Williams Aurora, Colorado, USA Senior Vice President, Technical Services	Senior V.P., Technical Services, Seabridge Gold since July, 2013	N/A	40,750
Tracey Meintjes Oliver, B.C., Canada Vice President, Engineering Studies	Vice President, Engineering Studies, Seabridge Gold since September 2021, Director and Principal Consultant, Moose Mountain Technical Services to September 2021	N/A	2924
Elizabeth Miller Smithers, B.C., Canada Vice President, Environment and Social Responsibility	Vice President, Environment and Social Responsibility, Seabridge Gold since January, 2020; Environmental Co-ordinator, Seabridge Gold, since 2011	N/A	28,428 directly 2,200 indirectly
Julie Rachynski Kamloops, B.C., Canada Vice President, Human Resources	Vice President, Human Resources, Seabridge Gold since September 2021; Operations HR and Community Manager, New Gold March 2019-August 2021 Vice President, HR, New Gold, September 2017 – March 2019, HR Manager, New Gold May 2014 – August 2017	N/A	11,000
Christopher J. Reynolds Oakville, Ontario, Canada Vice President, Finance & CFO	Vice President, Finance and Chief Financial Officer, Seabridge Gold since May 2011; Director of Paramount Gold Nevada Corp., since April 2015; Director of Mayfair Gold Corp. since November, 2020.	N/A	163,131

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Sustainability Committee
(5)	Member of the Technical Committee.
(6)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercise, as at March 15, 2023, based upon information furnished to the Corporation by individual directors. Unless otherwise indicated, such shares are held directly.

As of March 15, 2023, the directors and executive officers of the Issuer, as a group, hold 2,413,988 Common shares of the Issuer (excluding Common shares which may be acquired upon exercise of stock options and vesting of restricted share units held by them), representing 3.0% of the Issuer’s issued and outstanding shares.

The Issuer has adopted an Equity Ownership Policy under which its directors and executive officers are required to own, directly or indirectly, securities of the Issuer with a value that is a multiple of their annual retainer or salary. For the directors and the CEO, the multiple is 3, for the CFO and COO, the multiple is 2, for the Senior Vice Presidents the multiple is 1.5 and for Vice Presidents it is 1. In order to ensure that the Equity Ownership Policy has its desired effect, the Issuer has adopted an Anti-Hedging Policy that prohibits directors and the top executive officers from hedging the Company’s securities.

None of the Issuer’s directors or executive officers is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Issuer) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

“Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

Other than as set forth below, none of the Issuer’s directors or executive officers or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)	is, as at the date of this AIF or has been, within the ten years before the date of this AIF, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk and Eliseo Gonzalez-Urien were non-executive chairman and a director, respectively, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate with the Court.

Nautilus Minerals Inc. (“Nautilus”), a Canadian reporting issuer of which Jay Layman was a non-executive director, filed for and was granted creditor protection under the CCAA. Mr. Layman and the other independent directors of Nautilus resigned on March 29, 2019 prior to Nautilus being delisted from the TSX on April 3, 2019. By order made August 13, 2019, the Supreme Court of British Columbia sanctioned and approved a plan of compromise, arrangement and reorganization dated July 23, 2019 pursuant to which Deep Sea Mining Finance Ltd., as buyer, acquired certain assets from Nautilus.

ITEM 9:	AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Issuer’s audit committee has a charter (The “Audit Committee Charter”) in the form attached to this AIF as Schedule “A”.

Composition of the Audit Committee

Each of the members of the Issuer’s Audit Committee is independent and financially literate, as those terms are defined in National Instrument 52-110 Audit Committees.

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Carol Willson (Audit Committee Chair)

Ms. Carol Willson retired from EY in 2021 after a 28-year career where she was engagement partner for Internal Audit of clients which included multi-year internal audit outsourced projects and related internal audit transformations and reviews, fraud investigations, and in various assurance and advisory capacities including capital projects, ESG, finance function-related improvements, and cybersecurity. During Ms. Willson’s career as an experienced internal audit and risk professional, she was retained to lead risk, internal audit and SOX functions for a variety of public corporations including several major mining companies. She served for three years as the global head of internal audit and SOX for Kinross Gold Corporation where her key audit areas included: supply chain, capital projects, procure to pay, ERP/cybersecurity, sustainability, budgeting & forecasting, fixed assets, and treasury. Ms Willson currently has her own consulting business where she serves as a senior risk advisor for clients. She holds a Batchelor of Arts degree from the University of Western Ontario and an MBA-Accounting degree from the University of Toronto.

Richard Kraus

Mr. Kraus is a Certified Public Accountant and an accomplished business leader with a broad range of experience as an investor, board director, senior executive and business consultant across multiple industries with an emphasis on mining and natural resources. From 1981-1997 he served in various senior executive roles (including CEO, COO and CFO) of Echo Bay Mines, a major gold mining company that was acquired by Kinross Gold Corporation in 2003. Mr. Kraus is currently Executive Chairman of The RMH Group, Inc., a privately owned engineering consulting firm with more than 100 employees. He is a graduate of LaSalle University in Business Administration.

Gary Sugar

Mr. Sugar retired in 2011 from RBC Capital Markets after a distinguished 32-year career. He initially worked in the mining industry in exploration and corporate development for companies including Inco, Cominco, Rio Algom, and Imperial Oil (Exxon). Mr. Sugar joined a predecessor company to RBC Capital Markets in 1979. He specialized in the mining sector, particularly in equity and debt financings, mergers and acquisitions, and other advisory services for a wide range of Canadian and international mining companies. He was appointed a managing director in 1987, and led the mining practice for many years. Mr. Sugar was a director of Stillwater Mining Company until its acquisition by Sibanye Gold Limited in May, 2017, was a member of the Board of Directors of Osisko Mining Corporation from March 2012 until its acquisition in June, 2014, and also served on the Board of Directors of Romarco Minerals Inc. until its acquisition by OceanaGold on October 1, 2015. Mr. Sugar is currently a director of Norzinc Ltd. He holds a Bachelor of Science degree in Geology and an M.B.A. from the University of Toronto.

External Auditor Services Fees (by Category)

The aggregate fees billed by the Issuer’s external auditors in the following categories for the 12 months ended December 31, 2022 and 2021 are as follows:

	2022	2021
Audit Fees	$755,275	$479,120
Audit Related Fees	0	0
Tax Fees	$70,979	0
All Other Fees	0	0
Total	$826,254	$479,120

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

Pursuant to its responsibilities under the Audit Committee Charter, the Audit Committee has developed a practice under which audit and review services, specified audit-related services, certain permitted non-audit services and tax-related non-audit services are presented to the Audit Committee for pre-approval on an annual basis.  Following the annual pre-approval, the Vice President, Finance and Chief Financial Officer of the Issuer oversees statutory audits and reviews and additional audit-related services and specified non-audit services, provided that the estimated fees for such services do not exceed specified dollar limits. Additional specified non-audit services that exceed the dollar limits and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit Committee.

ITEM 10:	CONFLICTS OF INTEREST

Certain of the Issuer’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may pursue business objectives similar to those which the Issuer may pursue, the directors of the Issuer may have a conflict of interest respecting such pursuits. Under the corporate laws applicable to the Issuer, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer and to disclose all conflicts to the directors so that appropriate procedures may be established for the circumstances, including abstaining from voting or the establishment of special committees.

ITEM 11:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

In 2010 and 2011, the Issuer spent $56 million on the KSM Project. The Issuer applied for a BC Mineral Exploration Tax Credit (“BCMETC”) refund with respect to $42 million of these costs that it considered Canadian Exploration Expenses (“CEE”) under the relevant legislation. The Issuer received $8.5 million in refunds based on its application. Of the $42 million of spending on CEE that generated the refunds, the CRA has, upon completion of an audit, concluded that $15.8 million was not CEE and the Issuer received a notice of re-assessment demanding the Issuer return $3.1 million of the refunds. The Issuer believes the CRA’s interpretation of the applicable legislation unjustifiably narrows the scope of eligible CEE, which is described in the applicable legislation as expenditures incurred for the purpose of determining “the existence, location, extent, or quality of a mineral resource”. The Issuer objected to the re-assessment and has filed a Notice of Appeal with the Supreme Court in BC challenging the position of the CRA. The Department of Justice has responded to the Notice of Appeal and reiterated its position. The case is currently in discovery, with documents and information being exchanged between the parties. The Issuer intends to continue to fully defend its position as the expenditures meet the purpose test for CEE as defined in the Income Tax Act (BC). The CRA holds the full dollar amount in dispute.

In early 2019, the Issuer received a notice from the CRA that, after completing its audit of the three years ended December 31, 2016, it intends to reduce the amount of expenditures the Issuer reported as CEE for such years. The Issuer has funded certain of its exploration activities, from time-to-time, with the proceeds of issuance of flow-through shares. The Issuer records and reports the expenditures it believes to be CEE and is obligated to renounce CEE to purchasers of flow-through shares in the amount of their flow-through share subscriptions and indemnify purchasers for additional tax payable by them due to the CRA reducing CEE renounced to them. The CRA reduced the amount of expenditures renounced to such purchasers as CEE by the Issuer in those years by approximately $19.1 million. The CRA’s decision resulted in a reassessment of the Issuer and the potential reassessment of each of the individual purchasers for the years in question. As with the matter described above relating to BCMETC, the Issuer believes the CRA’s interpretation of the applicable legislation is inconsistent with previous audits and unjustifiably narrows the scope of eligible CEE as defined in the applicable legislation. The Issuer has formally objected to its reassessment and is defending its position. The Issuer has been contacted by certain investors who subscribed for flow-through shares in 2013, 2014 and 2015 that the CRA has reassessed and CRA may reassess other investors with reduced CEE deductions. Notice of objections to the Issuer’s and investors’ reassessments have and will be filed as received and will be appealed to the courts should the notices of objection be denied. The Issuer has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Issuer any refund of the amount deposited on their behalf upon resolution of the Issuer’s appeal. To date, the Issuer has deposited $9.3 million with the Receiver General on behalf of such investors. It is possible that additional investors may be reassessed, but the Issuer estimates the additional amount it may agree to deposit with the Receiver General on behalf of reassessed investors will not exceed $4.3 million.

Other than the foregoing two matters with the CRA, the Issuer is not a party to, and its properties were not the subject of, any material legal proceedings during the financial year ended December 31, 2022 and it does not know of any such proceedings that are contemplated.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Issuer by a court relating to securities legislation or by a securities regulatory authority during the Issuer’s most recent completed financial year and up to the date of this AIF; (b) other penalties or sanctions imposed by a court or regulatory body against the Issuer that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Issuer entered into with a court relating to securities legislation or with a securities regulatory authority during the Issuer’s most recently completed financial year and up to the date of this AIF.

ITEM 12:	INFORMATION TECHNOLOGY AND CYBERSECURITY

The Issuer’s operations depend upon the availability, capacity, reliability, and security of its information technology (IT) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. In 2022, Seabridge hired a dedicated Director of Information Technology, who is located at the Issuer’s office in Toronto, Canada. He reports to the Vice-President, Finance and Chief Financial Officer, who reports on IT matters to the Audit Committee of the Board of Directors at least annually.

Seabridge relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis and other operational activities, human resource management, regulatory compliance and communications with employees and third parties. These IT systems could be subject to network disruptions caused by a variety of sources. As such, Seabridge conducts regular maintenance, updates and replacement of networks, equipment, IT systems and software, as well as pre-emptive work and redundancies to mitigate the risks or magnitude of failures, if any. In addition, Seabridge’s IT systems and software are protected by various tools including, but not limited to, anti-virus systems, firewalls, password requirements including multi-factor authentication, and e-mail filtering solutions. An independent cybersecurity review of access to information and other security protocols around the Company’s IT systems was undertaken in 2020. This cybersecurity review, among other items, verifies all employees’ ability to recognize potentially malicious emails or other communications that could enable an intruder to download malware onto the Company’s systems leading to the potential circumventing of the Company’s cybersecurity protocols and to potentially steal or hold ransom Company data. The Issuer has planned a penetration review by a third-party consultant in the second quarter of 2023 and planned IT training sessions for its personnel later in the year.

During the last three years the Issuer has not experienced any material losses relating to cyber-attacks or other information security breaches.

ITEM 13:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Issuer’s outstanding Common shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Issuer.

ITEM 14:	TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

ITEM 15:	MATERIAL CONTRACTS

The Issuer and KSMCo entered into a Subscription Agreement dated February 25, 2022, with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”) and Ontario Teachers Pension Plan (for which Sprott acted as agent), under which Sprott agreed to purchase, and KSMCo agreed to sell, a secured note (the “Note”) to Sprott and the Issuer agreed to sell a Contingent Right to Sprott, for US$225,000,000. The transaction was completed on March 24, 2022. Unless redeemed by Sprott at an earlier date under to the terms of the Note, upon repayment of the principal due under the Note at maturity Sprott is obligated to use the principal to purchase a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project. The proceeds of sale of the Note must be used by KSMCo to continue ongoing physical works at the KSM Project to advance the KSM Project towards a designation of “substantially started”.

The principal terms of the Note and gross silver royalty include:

(a)	The Note matures on the date (the “Maturity Date”) that is the first to occur of:

(i)	commercial production being achieved at the KSM Project; and

(ii)	either March 24, 2032, or, if the environmental assessment certificate (“EAC”) expires and Sprott does not exercise its right to put the Note to KSMCo (described below), March 24, 2035.

(b)	Prior to the Maturity Date, the Note bears interest at 6.5% per annum, payable quarterly in arrears. KSMCo can elect to satisfy interest payments in cash or by having the Issuer issue common shares of equivalent value under the Contingent Right.

(c)	KSMCo has the option to buy back 50% of the Silver Royalty, once purchased by Sprott, on or before 3 years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

(d)	If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the Note back to KSMCo for US$232.5 million, with KSMCo able to pay such amount in cash or by having the Issuer issue common shares under the Contingent Right, at KSMCo’s option. This put right expires once such project financing is in place. If Sprott exercises this put right, its right to purchase the Silver Royalty terminates.

(e)	If the KSM Project’s EAC expires at any time while the Note is outstanding, Sprott can put the Note back to KSMCo for US$247.5 million at any time over the following nine months, with KSMCo able to satisfy the put in cash or by having the Issuer issue common shares under the Contingent Right, at KSMCo’s option. If Sprott exercises this put right, Sprott’s right to purchase the Silver Royalty terminates.

(f)	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the Silver Royalty payable to Sprott will increase to a 75% gross silver royalty (if the EAC expires during the term of the Note and the corresponding put right is not exercised, this increase in the royalty percentage will occur at March 24, 2035).

(g)	No amount payable may be paid in common shares of the Issuer if, after the payment, Sprott would own more than 9.9% of the Issuer’s outstanding shares.

(h)	KSMCo’s obligations under the Note is secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Issuer secured by a pledge of the shares of KSMCo.

The Issuer entered into a Facilities Agreement with BC Hydro on February 28, 2022 under which BC Hydro will design and construct the TCT, which will permit the Issuer to draw hydro power for its KSM Project from the Northwest Transmission Line Under the Facilities Agreement, the Issuer must pay BC Hydro for the work to be performed at an estimated cost of $83.1 million, of which $28.9 million was paid by April 1, 2022, a further $43.7 million was paid on January 10, 2023 and the remaining $10.6 million is due by December 31, 2023. BC Hydro has advised that it now expect this work to be completed in mid 2025.

Other than the Subscription Agreement described above, the Issuer is not a party to a material contract that was not entered into in the ordinary course of its business or that is otherwise required to be filed under section 12.2 of National Instrument 51-102 (“NI 51-102”) at the time this AIF is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this AIF is filed but for the fact that it was previously filed.

ITEM 16:	INTERESTS OF EXPERTS

None of Hassan Ghaffari, Dr. John Huang, Henry Kim, Jim Gray, W.N. Brazier, Rolf Schmitt, David Willms, Derek Kinakin, and Ross Hammett, each being persons who have been named as having prepared or participated in preparing reports relating to the Issuer’s mineral properties referred to in this AIF or otherwise filed under NI 51-102 by the Issuer during, or relating to, the Issuer’s most recently completed financial year or during the period thereafter to the date of this AIF, or any director, officer, employee or partner thereof, as applicable, holds, received or has received a direct or indirect interest in the property of the Issuer or of any associate or affiliate of the Issuer. To the Issuer’s knowledge, as at the dates of their respective reports, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Issuer and none of them have received securities of the Issuer from the Issuer since such dates.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, are currently expected to be elected, appointed or employed as a director, officer or employee of the Issuer or of any associate or affiliate of the Issuer.

The auditors of the Issuer are KPMG LLP of Toronto, Ontario, Canada. KPMG LLP have confirmed that they are independent with respect to the Issuer with the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Issuer under all relevant US professional and regulatory standards.

ITEM 17:	ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com. The information available at www.sedar.com includes copies of the full text of all of the technical reports prepared for the Issuer in respect of the Issuer’s properties described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Issuer’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Issuer’s consolidated financial statements and management’s discussion and analysis for the Issuer’s most recent completed financial year.

SCHEDULE A

AUDIT COMMITTEE CHARTER

The Audit Committee is established to assist the Board of Directors in fulfilling its oversight responsibilities relating to:

●	the integrity and adequacy of the Company’s financial statements reporting,

●	the effectiveness of the Company’s internal controls over financial reporting,

●	accounting policies and procedures used by management,

●	the Company’s compliance with legal and regulatory requirements related to financial reporting,

●	the independent auditor’s qualifications and independence, and

●	assessing the performance of the Company’s financial management and of the independent auditor.

Specifically, the Committee:

(a)	reviews the annual statements of the Corporation and makes recommendations to the Board with respect to these statements,

(b)	reviews the quarterly financial statements and makes recommendations to the Board with respect to these statements,

(c)	reviews all prospectuses, offering circulars, and similar documents,

(d)	oversees the adequacy and accuracy of the Corporation’s financial disclosure policies and obligations,

(e)	reviews significant accounting policies and estimates,

(f)	satisfies themselves from discussions with and/or reports from management and the internal controls function and reports from the external auditors, that the Corporation’s internal controls, financial systems and procedures, and management information systems are appropriate and that internal controls identified are operating effectively,

(g)	reviews and pre-approves on an annual basis specified dollar limits for management for all audit and non-audit services provided by the Company’s external auditor. Any additional services that exceed the dollar limits require the pre-approval of the Audit Committee.

(h)	meets with the Corporation’s auditors to review audit, financial reporting, and other pertinent matters and to review their recommendations to management,

(i)	recommends the appointment of auditors and reviews the terms of the audit engagement and the appropriateness of the proposed fee,

(j)	reviews through discussion or by way of a formal document the plan for the annual audit with the auditors and management,

(k)	evaluates the performance of the auditors,

(l)	confirms the independence of auditors, including the review and approval of the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Corporation.

(m)	establishes procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and

(n)	establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee meets at a minimum, quarterly and on such other occasions as required. The auditors are invited to attend the meetings.